Exhibit 99.1

COLLECTIVE MINING LTD.

Notice of Meeting

and Management Information Circular

for the Annual and Special Meeting of Shareholders

to be held on June 15, 2026

Dated as of May 8, 2026

COLLECTIVE MINING LTD.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual and special meeting (the “Meeting”) of the shareholders of Collective Mining Ltd. (the “Company”) will be held in a virtual-only meeting format by way of Zoom video conference on Monday, June 15, 2026 at 9:30 a.m. (Toronto time) for the following purposes:

(1)     to receive and consider the audited consolidated financial statements of the Company for the financial year ended December 31, 2025, together with the report of the auditor thereon;

(2)     to elect directors of the Company;

(3)    to re-appoint the auditor of the Company for the ensuing year and to authorize the directors of the Company to fix the remuneration of the auditor;

(4)     to consider, and if deemed advisable, to pass, with or without variation, an ordinary resolution confirming the adoption of a new omnibus equity incentive plan of the Company, as more particularly described in the accompanying management information circular of the Company (the “Circular”);

(5)     to consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution approving the unallocated entitlements under the existing stock option plan of the Company; and

(6)     to transact such other business as may properly be brought before the Meeting or any adjournment or postponement thereof.

TO ACCESS THE MEETING THROUGH ZOOM, SHAREHOLDERS WILL NEED TO DOWNLOAD THE APPLICATION ONTO THEIR COMPUTER OR SMARTPHONE AND ONCE THE APPLICATION IS LOADED, OPEN THE FOLLOWING LINK: https://us06web.zoom.us/j/86298875860?pwd=5JLfubShcLcRXx2Fg6hJ1aYejYmahY.1THE MEETING ID IS 862 9887 5860 AND THE PASSCODE IS 981876. THE MEETING WILL NOT BE HELD IN PERSON.

Particulars of the foregoing matters are set forth in the accompanying Circular. The directors of the Company have fixed the close of business on May 8, 2026 as the record date for the determination of the shareholders of the Company entitled to receive notice of the Meeting.

SHAREHOLDERS WILL BE ABLE TO ATTEND THE MEETING VIRTUALLY, PARTICIPATE AND ASK QUESTIONS, HOWEVER, YOU WILL NOT BE ABLE TO VOTE YOUR SHARES AT THE MEETING BY VIRTUAL ATTENDANCE. SHAREHOLDERS THAT WISH TO PARTICIPATE VIRTUALLY MUST VOTE THEIR SHARES BY COMPLETING AND RETURNING THE ENCLOSED FORM OF PROXY BY 9:30 A.M. (TORONTO TIME) BY JUNE 11, 2026, OR 48 HOURS (EXCLUDING SUNDAYS, SATURDAYS AND HOLIDAYS) PRIOR TO ANY ADJOURNED OR POSTPONED MEETING, BY MAIL TO 301-100 ADELAIDE ST W, TORONTO ON, M5H 4H1, OR BY FAX VIA 416-595-9593 OR BY VOTING ONLINE AT WWW.VOTEPROXYONLINE.COM BY ENTERING THE 12 DIGIT CONTROL NUMBER FOUND ON THEIR FORM OF PROXY. SHAREHOLDERS MAY CONTACT TSX TRUST FOR ASSISTANCE VIA TOLL-FREE NUMBER AT 1-866-600-5869 OR EMAIL AT TSXTIS@TMX.COM.

If you are unable to attend the Meeting, please complete, date, sign and return the accompanying form of proxy or voting instruction form, as applicable enclosed herewith for use at the Meeting or any adjournment thereof, by mail to TSX Trust, 301-100 Adelaide St W, Toronto ON, M5H 4H1, or by fax via 416-595-9593 or via internet at www.voteproxyonline.com. To be effective, the attached proxy or voting instruction form must be received not later than June 11, 2026 at 9:30 a.m. (Toronto time).

DATED at Miami, Florida this 8th day of May, 2026.

BY ORDER OF THE BOARD OF DIRECTORS
Signed “Ari Sussman”
Ari Sussman Executive Chairman

COLLECTIVE MINING LTD.
201 South Biscayne Boulevard, Suite 2210, Miami, Florida 33131

MANAGEMENT INFORMATION CIRCULAR
GENERAL PROXY INFORMATION

Solicitation of Proxies

This management information circular (“Circular”) is furnished in connection with the solicitation of proxies by the management and directors of Collective Mining Ltd. (the “Company”) for use at the annual meeting of the shareholders of the Company (the “Meeting”) at the time, place and for the purposes set forth in the Notice of Meeting, and at any adjournment thereof. The solicitation is being made primarily by email, but proxies may also be solicited by mail, telephone, in writing or in person by officers or other employees of the Company who will receive no compensation therefor in addition to their regular remuneration. If any, the cost of the solicitation is expected to be nominal and will be borne by the Company.

The Company may pay brokers or other persons holding common shares of the Company (“Common Shares”) in their own names, or in the names of nominees, for their reasonable expenses for sending proxies and this Circular to beneficial owners of Common Shares and obtaining proxies therefrom. The cost of the solicitation will be borne directly by the Company.

No person is authorized to give any information or to make any representation other than those contained in this Circular and, if given or made, such information or representation should not be relied upon as having been authorized by the Company. The delivery of this Circular shall not, under any circumstances, create an implication that there has not been any change in the information set forth herein since the date hereof.

This Circular is being sent to both registered and non-registered owners of the Common Shares. If you are a non-registered owner, and the Company or its agent has sent this Circular directly to you, your name and address and information about your holdings of Common Shares, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

Attending and Voting at the Meeting

The Company does not intend to hold the Meeting in person. The Meeting will be held by way of Zoom video conference on Monday, June 15, 2026 at 9:30 a.m. (Toronto time), and the Company invites shareholders to participate in that manner where they will be permitted to ask questions and otherwise engage with the Company. To access the Meeting through Zoom, shareholders will need to download the application onto their computer or smartphone and once the application is loaded, open the following link:https://us06web.zoom.us/j/86298875860?pwd=5JLfubShcLcRXx2Fg6hJ1aYejYmahY.1. The Meeting ID is 862 9887 5860 and the Passcode is981876.

SHAREHOLDERS WILL BE ABLE TO ATTEND THE MEETING VIRTUALLY, PARTICIPATE AND ASK QUESTIONS, HOWEVER, YOU WILL NOT BE ABLE TO VOTE YOUR SHARES AT THE MEETING BY VIRTUAL ATTENDANCE. SHAREHOLDERS THAT WISH TO PARTICIPATE VIRTUALLY MUST VOTE THEIR SHARES BY COMPLETING AND RETURNING THE ENCLOSED FORM OF PROXY BY 9:30 A.M. (TORONTO TIME) BY JUNE 11, 2026, OR 48 HOURS (EXCLUDING SUNDAYS, SATURDAYS AND HOLIDAYS) PRIOR TO ANY ADJOURNED OR POSTPONED MEETING BY MAIL TO 301-100 ADELAIDE ST W, TORONTO ON, M5H 4H1, OR BY FAX VIA 416-595-9593 OR BY VOTING ONLINE AT WWW.VOTEPROXYONLINE.COM BY ENTERING THE 12 DIGIT CONTROL NUMBER FOUND ON THEIR FORM OF PROXY.

Non-Registered Shareholders

In accordance with the requirements of National Instrument 54-101 — Communication with Beneficial Owners of Securities of a Reporting Issuer of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Circular and its form of proxy (collectively the “Meeting Materials”) to the Intermediaries and clearing agencies for onward distribution to Non-Registered Shareholders. Intermediaries are required to forward the Meeting Materials to Non-Registered Shareholders unless the Non-Registered Shareholders have waived the right to receive them. Intermediaries often use service companies to forward the Meeting Materials to Non-Registered Shareholders. Generally, Non-Registered Shareholders who have not waived the right to receive Meeting Materials will either:

(a)     be given a voting instruction form which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Shareholder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “voting instruction form”) which the Intermediary must follow. Typically, the voting instruction form will consist of a one-page pre-printed form. Sometimes, instead of the one-page pre-printed form, the voting instruction form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label with a bar-code and other information. In order for the form of proxy to validly constitute a voting instruction form, the Non-Registered Shareholder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company; or

(b)     be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of Common Shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed by the Intermediary. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Shareholder when submitting the proxy. In this case, the Non-Registered Shareholder who wishes to submit a proxy should properly complete the form of proxy and deposit it with TSX Trust Company, 100 Adelaide Street West, Suite 301, Toronto, Ontario, Canada M5H 4H1 or via internet at www.voteproxyonline.com.

In either case, the purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of the Common Shares they beneficially own. Should a Non-Registered Shareholder who receives either a voting instruction form or a form of proxy wish to attend the Meeting and vote in person (or have another person attend and vote on behalf of the Non-Registered Shareholder), the Non-Registered Shareholder should strike out the names of the persons named in the form of proxy and insert the Non-Registered Shareholder’s (or such other person’s) name in the blank space provided or, in the case of a voting instruction form, follow the directions indicated on the form. In either case, Non-Registered Shareholders should carefully follow the instructions of their Intermediaries and their service companies, including those regarding when and where the voting instruction form or the proxy is to be delivered.

Appointment and Revocation of Proxies

The persons named in the form of proxy accompanying this Circular are directors and/or officers of the Company. A shareholder of the Company has the right to appoint a person or company (who need not be a shareholder), other than the persons whose names appear in such form of proxy, to attend and act for and on behalf of such shareholder at the Meeting and at any adjournment thereof. Such right may be exercised by either striking out the names of the persons specified in the form of proxy and inserting the name of the person or company to be appointed in the blank space provided in the form of proxy, or by completing another proper form of proxy and, in either case, delivering the completed and executed proxy to TSX Trust Company in time for use at the Meeting in the manner specified in the Notice of Meeting.

A registered shareholder of the Company who has given a proxy may revoke the proxy at any time prior to use by: (a) depositing an instrument in writing, including another completed form of proxy, executed by such registered shareholder or by his or her attorney authorized in writing or by electronic signature or, if the registered shareholder is a corporation, by an officer or attorney thereof properly authorized, either: (i) at the principal office of the Company, 201 South Biscayne Boulevard, Suite 2210, Miami, Florida 33131, at any time prior to 9:30 a.m. (Miami time) on the second last business day preceding the day of the Meeting or any adjournment thereof, (ii) with TSX Trust Company, 100 Adelaide Street West, Suite 301, Toronto, Ontario M5H 4H1, at any time prior to 9:30 a.m. (Toronto time) on the second last business day preceding the day of the Meeting or any adjournment thereof, or (iii) with the chairman of the Meeting on the day of the Meeting or any adjournment thereof; (b) transmitting, by telephone or electronic means, a revocation that complies with paragraphs (i), (ii) or (iii) above and that is signed by electronic signature, provided that the means of electronic signature permits a reliable determination that the document was created or communicated by or on behalf of such shareholder or by or on behalf of his or her attorney, as the case may be; or (c) in any other manner permitted by law including attending the Meeting in person.

A Non-Registered Shareholder who has submitted a proxy may revoke it by contacting the Intermediary through which the Non-Registered Shareholder’s Common Shares are held and following the instructions of the Intermediary respecting the revocation of proxies.

Exercise of Discretion by Proxies

The Common Shares represented by an appropriate form of proxy will be voted or withheld from voting on any ballot that may be conducted at the Meeting, or at any adjournment thereof, in accordance with the instructions of the shareholder thereon. In the absence of instructions, such Common Shares will be voted for each of the matters referred to in the Notice of Meeting as specified thereon.

The enclosed form of proxy, when properly completed and signed, confers discretionary authority upon the persons named therein to vote on any amendments to or variations of the matters identified in the Notice of Meeting and on other matters, if any, which may properly be brought before the Meeting or any adjournment thereof. At the date hereof, management of the Company knows of no such amendments or variations or other matters to be brought before the Meeting. However, if any other matters which are not now known to management of the Company should properly be brought before the Meeting, or any adjournment thereof, the Common Shares represented by such proxy will be voted on such matters in accordance with the judgment of the person named as proxy therein.

Signing of Proxy

The form of proxy must be signed by the shareholder of the Company or the duly appointed attorney of the shareholder of the Company authorized in writing or, if the shareholder of the Company is not an individual, by a duly authorized person of such entity. A form of proxy signed by the person acting as attorney of the shareholder of the Company or in some other representative capacity, including an officer of a corporation which is a shareholder of the Company or an authorized representative of another entity that is a shareholder of the Company, should indicate the capacity in which such person is signing and should be accompanied by the appropriate instrument evidencing the qualification and authority to act of such person, unless such instrument has previously been filed with the Company. A shareholder of the Company or his or her attorney may sign the form of proxy or a power of attorney authorizing the creation of a proxy by electronic signature provided that the means of electronic signature permits a reliable determination that the document was created or communicated by or on behalf of such shareholder or by or on behalf of his or her attorney, as the case may be.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

Description of Share Capital

The Company is authorized to issue an unlimited number of Common Shares. Each Common Share entitles the holder of record thereof to one vote per Common Share at all meetings of the shareholders of the Company. As at the close of business on May 8, 2026, there were 92,737,507 Common Shares outstanding.

Record Date

The directors of the Company have fixed May 8, 2026 as the record date for the determination of the shareholders of the Company entitled to receive notice of the Meeting. Shareholders of the Company of record at the close of business on May 8, 2026, will be entitled to vote at the Meeting and at all adjournments thereof.

Ownership of Securities of the Company

To the knowledge of the directors and senior officers of the Company, as at the date hereof, no person beneficially owns, directly or indirectly, or exercises control or direction over, voting securities carrying more than 10% of the voting rights attached to the voting securities of the Company except for the following shareholders:

Name	Holdings(1)(2)	Percentage(1)(2)
Agnico Eagles Mines Ltd.	13,507,692 Common Shares	14.6%
Ari Sussman(3)	11,003,600 Common Shares	11.9%
Pasquale DiCapo(4)	9,286,666 Common Shares	10.0%

____________

Notes:

(1)      The information as to Common Shares beneficially owned, controlled or directed, not being within the knowledge of the Company, has been obtained by the Company from publicly disclosed information and/or furnished by the shareholder listed above.

(2)      On a non-diluted basis.

(3)      The 11,003,600 Common Shares are held directly by Mr. Sussman, an entity over which Mr. Sussman exercises direction or control, and by Mr. Sussman’s spouse.

(4)      The 9,286,666 Common Shares are held directly by Mr. Dicapo and by entities over which Mr. Dicapo exercises direction or control.

PARTICULARS OF MATTERS TO BE ACTED UPON

(1)    Presentation of Financial Statements

The consolidated financial statements of the Company, together with the notes thereto, and the auditor’s report thereon, as at December 31, 2025, are available under the Company’s issuer profile on SEDAR+ at www.sedarplus.ca. These financial statements will be presented at the Meeting, but no vote thereon is required or expected.

(2)    Election of Directors

The board of directors of the Company (or the “Board”) currently consists of five directors and shareholders will be asked to approve the election of the persons named below. The table below and the notes thereto state the names of all persons nominated by management for election as directors, all other positions and offices with the Company now held by them, their principal occupations or employment, the period or periods of service as directors of the Company and the approximate number of voting securities of the Company beneficially owned, directly or indirectly, or over which control or direction is exercised by each of them as of the date hereof. Each director of the Company holds office until his or her successor is elected at the next meeting of the Company, or any adjournment thereof, or until his or her successor is elected or appointed.

Name, Province or State and Country of Residence	Position with the Company	Director of the Company Since	Principal Occupation for Five Preceding Years	Holdings(1)
Ari Sussman Florida, USA Executive Insider	Executive Chairman and a Director	May 20, 2021	Executive Chairman of the Company (2021 to Present); and Chief Executive Officer and Director of Continental Gold Inc. (2010 to 2020)	11,003,600 Common Shares 750,000 Options

María Constanza García Botero(2)(3) Antioquia, Colombia Independent	Director	May 20, 2021	General Coordinator of Metrolinea (2021 to Present)	115,183 Common Shares 360,000 Options

Ashwath Mehra(2) Zug, Switzerland Independent	Director	September 7, 2021	Chief Executive Officer of ASTOR Management AG (2011 to Present)	1,434,100 Common Shares 590,000 Options

Name, Province or State and Country of Residence	Position with the Company	Director of the Company Since	Principal Occupation for Five Preceding Years	Holdings(1)
Angela María Orozco Gómez(3) Bogotá D.C., Colombia Independent	Director	November 8, 2023	Senior Vice President of Corporate Affairs of Avianca (2026 to Present); Consultant (2022 to 2026); Minister of Transport and Infrastructure (2018 to 2022)	Nil Common Shares 350,000 Options

Jasper Bertisen(2)(3) Golden, Colorado Independent	Director	February 6, 2025	Professional Board and Advisory Board Member (2023 to Present); Partner and other roles with Resource Capital Funds (2004 – 2023)	Nil Common Shares 275,000 Options

____________

Notes:

(1)      The information as to Common Shares, or securities convertible into Common Shares, beneficially owned, not being within the knowledge of the Company, has been furnished by the nominees individually.

(2)      Member of the Audit Committee. Mr. Bertisen is the Chair.

(3)      Member of the Compensation, Nominating and Corporate Governance Committee (the “CNCG Committee”). Ms. Orozco Gómez is the Chair.

As at the date of this Circular, the directors and senior officers of the Company as a group, directly and indirectly, beneficially own or exercise control or direction over 17,134,746 Common Shares, representing approximately 18.5% of the issued and outstanding Common Shares.

Bankruptcies, Orders, Management Cease Trade Orders, Penalties and Sanctions

Other than as disclosed herein, to the knowledge of the Company, no proposed nominee for election as a director of the Company:

(a)     is, as at the date of this Circular, or has been, within 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including the Company) that:

(i)     was subject to a cease trade order or similar order or an order denying the relevant company access to any exemptions under securities legislation, in effect for more than 30 consecutive days (any such order, an “Order”), that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer;

(ii)    was subject to an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as a director, chief executive officer, or chief financial officer; or

(b)    is, as at the date of this Circular, or has been within 10 years before the date of this Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)     has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director, or

(d)    has been subject to:

(i)     any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(ii)    any other penalties or sanctions imposed by a court or a regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

Majority Voting for Directors

The Board has adopted a majority voting policy (the “Majority Voting Policy”) stipulating that each director nominee must be elected by a majority of the votes cast by shareholders with respect to his or her election. If a director nominee is not elected by at least a majority of the votes cast, the nominee will submit his or her resignation promptly after the shareholders’ meeting to the Chairman of the Board. The CNCG Committee will then assess all circumstances relating to this situation and, as the case may be, will recommend to the Board whether to accept the resignation of the nominee. The nominee cannot be present, participate or vote at the CNCG Committee and Board meetings (or part of the meetings) where the refusal or acceptance of his or her resignation is discussed. Once the Board has decided whether to accept a resignation pursuant to the Majority Voting Policy, the Company will promptly issue a news release with the Board’s decision and provide a copy to the Toronto Stock Exchange (the “TSX”) and the NYSE American LLC (the “NYSE American”). In the event the Board does not accept a resignation, it will include full reasons for its decision in the news release. The Majority Voting Policy does not apply in circumstances involving contested director elections.

PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE VOTED FOR THE ELECTION OF THE ABOVE-NAMED NOMINEES, UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT THE COMMON SHARES ARE TO BE WITHHELD FROM VOTING IN RESPECT THEREOF. Management has no reason to believe that any of the nominees will be unable to serve as a director but, if a nominee is for any reason unavailable to serve as a director, proxies in favour of management will be voted in favour of the remaining nominees and may be voted for a substitute nominee unless the shareholder has specified in the proxy that the Common Shares are to be withheld from voting in respect of the election of directors.

(3)    Appointment of Auditor

Shareholders will be asked to consider and, if thought advisable, to pass an ordinary resolution to appoint the firm of BDO Canada LLP (“BDO”), to serve as the auditor of the Company until the next annual meeting of shareholders and to authorize the directors of the Company, following consultation with the Company’s Audit Committee, to fix the auditor’s remuneration as such. BDO was appointed as auditor of the Company on January 11, 2024.

UNLESS THE SHAREHOLDER DIRECTS THAT HIS OR HER COMMON SHARES ARE TO BE WITHHELD FROM VOTING IN CONNECTION WITH THE APPOINTMENT OF THE AUDITOR, THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY INTEND TO VOTE FOR THE RE-APPOINTMENT OF BDO TO SERVE AS AUDITOR OF THE COMPANY UNTIL THE NEXT ANNUAL MEETING OF SHAREHOLDERS AND TO AUTHORIZE THE DIRECTORS TO FIX THEIR REMUNERATION.

(4)    Approval of the New Omnibus Equity Incentive Plan

The Company is proposing to adopt a new omnibus equity incentive plan (the “Omnibus Plan”) that will govern all future grants of restricted share units (“RSUs”), deferred share units (“DSUs”), performance share units (“PSUs”), and stock options (“Options”) to purchase Common Shares of the Company. If the Omnibus Plan is adopted, the Company’s current stock option plan (the “Legacy Option Plan”) will continue to exist but only for the purpose of governing the terms of all outstanding Options that have already been issued under the Legacy Option Plan, before the adoption of the Omnibus Plan. See “Statement of Executive Compensation — Long-Term Incentive Compensation — Stock Option Plan” and “Securities Authorized for Issuance Under Equity Compensation Plans” below for a description of the Legacy Option Plan.

The Omnibus Plan is a long-term incentive plan that permits the grant of Options, RSUs, DSUs, and PSUs to directors, officers, employees, consultants and certain services providers of the Company and its affiliates. The Legacy Option Plan was last approved by shareholders at the Company’s annual and special meeting of Shareholders held on June 29, 2023, prior to the Company’s graduation to and listing on the TSX and concurrent delisting from the TSX Venture Exchange (“TSXV”) in September 2023. The Omnibus Plan will permit the Company to continue to grant awards in furtherance of the objectives of its compensation program (see below under the heading “Compensation Discussion and Analysis”) in order to align the interests of plan participants with the opportunity to acquire a proprietary interest in the Company, and will help the Company attract and retain key talent and valuable personnel, who are necessary to the Company’s success and reputation, with a competitive compensation mechanism.

The Omnibus Plan, if approved, will be the successor to and continuation of the Legacy Option Plan. As of the effective date of the Omnibus Plan, (i) no additional Options may be granted under the Legacy Option Plan; and (ii) all outstanding Options granted under the Legacy Option Plan will remain subject to the terms of the Legacy Option Plan.

The total number of Common Shares which may be reserved for issuance under the Omnibus Plan will remain the same as reserved for issuance under the Legacy Option Plan, as the Omnibus Plan is a “10% rolling” plan, as is the Legacy Option Plan.

Summary of the Omnibus Plan

The following is a summary of the principal terms of the Omnibus Plan. The full text of the Omnibus Plan is attached as Schedule “A” to this Circular.

Administration and Eligibility

The Omnibus Plan will be administered by the CNCG Committee.

Directors, officers, employees and consultants of the Company and its designated subsidiaries will be eligible to participate in the Omnibus Plan.

Types of Awards

The Omnibus Plan provides for awards of Options, RSUs, DSUs, and PSUs (each, an “Award”), each as defined and discussed in further detail below.

Options

An Option award entitles the holder to acquire one Common Share upon the exercise of the Option at the exercise price as determined by the Board at the time of the Option grant, which exercise price must in all cases be not less than the Fair Market Value of a Common Share on the date of grant. Options vest in accordance with a vesting schedule to be determined from time to time by the Board. “Fair Market Value” under the Omnibus Plan means the volume weighted average trading price of a Common Share on the TSX for the five trading days immediately preceding the applicable date provided that (except with respect to an award made to a U.S. taxpayer, the Fair Market Value shall be the closing price of a Common Share on the TSX on the day immediately preceding the applicable day). In order to facilitate the payment of the exercise price of the Options, the Omnibus Plan has a cashless exercise feature pursuant to which a participant may elect to surrender their Options to the Company in consideration for an amount from the Company equal to (i) the Fair Market Value of the Common Shares issuable on the exercise of such Option as of the date such Option is exercised, less (ii) the aggregate exercise price of the Option surrendered relating to such Common Shares. The Company will satisfy payment of such amount by delivering to the participant the number of Common Shares (rounded down to the nearest whole number) having a Fair Market Value equal to such amount.

Restricted Share Units

An RSU award is an award denominated in notional share units that generally becomes vested, if at all, following a period of continuous employment or service and once vested, entitles the participant to receive, as determined by the CNCG Committee, a Common Share, a cash payment based on the Fair Market Value of a Common Share at the date of settlement or a combination of Common Shares and a cash payment. In the Board’s discretion, it may grant RSUs to any eligible person as bonus compensation under the Company’s discretionary annual incentive program. The CNCG Committee will have the authority to determine any vesting terms applicable to RSUs, subject to the RSUs vesting no later than December 31 of the third calendar year following the calendar year in which services were performed in respect of the corresponding RSU award. RSUs may not be granted to non-employee directors.

Deferred Share Units

A DSU award is an award denominated in notional share units that entitles the participant to receive, as determined by the CNCG Committee, a Common Share, a cash payment based on the Fair Market Value of a Common Share at the date of settlement or a combination of Common Shares and a cash payment. The Board may fix from time to time a portion of the annual retainer fees that are payable to Directors in the form of Deferred Share Units (“Mandatory Deferred Share Units”). In addition, each Director will be given the right to elect to receive annual retainer fees in the form of Deferred Share Units in lieu of cash. If no election is made within the applicable time frames set out in the Omnibus Plan, the Director will be deemed to have elected to be paid the entire amount of his or her annual retainer fees in cash (other than the Mandatory DSUs). The number of such elected DSUs granted at any particular time will generally be calculated by dividing (i) the portion of the annual retainer fees to be received in the form of DSUs by (ii) the Fair Market Value of a Common Share on the date of grant. Additionally, the CNCG Committee may, from time to time, subject to the provisions of the Omnibus Plan and such other terms and conditions as the Board may prescribe, grant additional DSUs to any director. Except as otherwise determined by the CNCG Committee, DSUs will vest immediately upon grant. DSUs cannot be settled until the director ceases to provide services to the Company.

Performance Share Units

A PSU award is an award denominated in notional share units that generally becomes vested, if at all, subject to the attainment of performance goals established by the CNCG Committee and once vested, entitles the participant to receive, as determined by the Board, a Common Share, a cash payment based on the Fair Market Value of a Common Share at the date of settlement or a combination of Common Shares and a cash payment. The Board will have the authority to determine any vesting terms applicable to PSUs (including the performance period (up to three years), any performance multiplier (between zero and two) in an award agreement (a “Performance Multiplier”) and the achievement of applicable performance vesting conditions). PSUs may not be granted to non-employee directors.

Additional Provisions

With respect to U.S. taxpayers, an Option award may be in the form of an incentive stock option (an “ISO”) that is intended to qualify for certain preferential tax treatment under the U.S. tax code. An Option award that is intended to qualify as an ISO will be subject to additional restrictions, including that: (i) only employees are eligible to receive ISO grants; (ii) an ISO granted to certain persons holding more than 10% of the voting power of all classes of equity interests of the Company or certain related entities may not exceed a five-year term and may not have an exercise price that is less than 110% of the Fair Market Value of a Common Share on the grant date; (iii) the Omnibus Plan must be approved by the Shareholders within 12 months after the date of the Board’s adoption of the Omnibus Plan; and (iv) certain other technical requirements that would need to be satisfied in order for the holder of an ISO to receive the full tax benefits associated with an ISO.

The expiry date of Options granted under the Omnibus Plan will be specified in the applicable Award agreement and cannot exceed the 10th anniversary of the date of grant. However, if an Option expires during a routine or special trading blackout period imposed by the Company to restrict trades in the Company’s securities (a “Blackout Period”), then, notwithstanding any other provision of the Omnibus Plan, the Option will generally expire ten business days after the Blackout Period is lifted by the Company or otherwise expires.

Unless otherwise determined by the CNCG Committee, RSUs, DSUs and PSUs will be credited with dividend equivalents in the form of additional RSUs, DSUs and PSUs, respectively, as of each dividend payment date in respect of which normal cash dividends are paid on Common Shares. Such dividend equivalents will be computed by dividing: (i) the amount obtained by multiplying the amount of the dividend declared and paid per Common Share by the number of RSUs, DSUs and PSUs (in each case, vested and unvested), as applicable, held by the participant on the record date for the payment of such dividend, by (ii) the Fair Market Value as at the dividend payment date. Dividend equivalents credited to a participant’s accounts will vest and generally settle on the same schedule as the RSUs, DSUs and PSUs to which they relate.

Common Shares Subject to the Omnibus Plan and Participation Limits

The maximum number of Common Shares that will be available for issuance under the Omnibus Plan is 10% of the issued and outstanding Common Shares from time to time, less the number of Common Shares underlying any Options outstanding under the Legacy Option Plan. Common Shares underlying Options that have been exercised or have expired or have been cancelled will become available for subsequent issuance under the Omnibus Plan. Common Shares underlying RSUs, DSUs and PSUs that have been settled or that have expired or have been cancelled will become available for subsequent issuance under the Omnibus Plan. Based on the number of Common Shares outstanding as of the date of this Circular, if the Omnibus Plan is approved by Shareholders at the Meeting, it is estimated that 9,273,750

Common Shares would be available for issuance under the Omnibus Plan (and the Legacy Option Plan), representing approximately 10% of the issued and outstanding Common Shares as at the date of this Circular. When taking into account the number of Options that are currently outstanding, 2,779,459 Awards would be available for issuance representing approximately 3.0% of the issued and outstanding Common Shares as at the date of this Circular.

The number of Common Shares issuable to Insiders (as defined in the TSX Company Manual), at any time, under all security-based compensation arrangements of the Company, cannot exceed 10% of the outstanding Common Shares. The number of Common Shares issued to Insiders as a group, pursuant to the exercise or settlement of Awards granted under the Omnibus Plan and all other security-based compensation arrangements of the Company, in any 12-month period, cannot exceed 10% of the outstanding Common Shares.

Termination of Employment

Death or Disability

If a participant ceases to be an eligible person under the Omnibus Plan, due to his or her death or disability, the Awards then held by the participant shall be eligible to acquire vested Common Shares at any time up to but not after the earlier of: (i) 365 days after the date of death or disability; and (ii) the expiry date of such Award.

Termination For Cause

If a participant ceases to be an eligible person under the Omnibus Plan as a result of termination for cause, as that term is interpreted by the courts of the jurisdiction in which the participant is employed or engaged, any outstanding Award held by such participant on the date of such termination, whether in respect of Common Shares that are vested or not, shall be cancelled as of the date of Termination.

Retirement, Voluntary Resignation or Termination Other than For Cause

If a participant ceases to be an eligible person under the Omnibus Plan due to his or her retirement at the request of his or her employer earlier than the normal retirement date under the Company’s retirement policy then in force, or due to his or her termination by the Company other than for cause, or due to his or her voluntary resignation, the Awards then held by the participant shall be exercisable to acquire vested Common Shares at any time up to but not after the earlier of the expiry date of each such Award and the date which is 12 months after the participant ceases to be an eligible person.

Change of Control

In the event of a change of control of the Company, the CNCG Committee or the Board may, in its sole discretion, provide for any of the following to be effective upon the consummation of the change of control event: (i) either (A) termination of the Award, whether or not vested, in exchange for an amount of cash and/or other property, if any, equal to the amount that would have been attained upon the exercise of the vested portion of the Award or realization of the participant’s vested rights; or (B) the replacement of the Award with other rights or property selected by the CNCG Committee or the Board, in its sole discretion; that the Award be assumed by the successor or survivor corporation, or a parent or subsidiary thereof, or shall be substituted for by similar options, rights or awards covering the stock of the successor or survivor corporation, or a parent or subsidiary thereof, with appropriate adjustments as to the number and kind of shares and prices; (iii) subject to the provisions of the Omnibus Plan, the Award shall be exercisable or payable or fully vested with respect to all Common Shares covered thereby, notwithstanding anything to the contrary in the applicable agreement relating to the Award; or (iv) that the Award cannot vest, be exercised or become payable after a certain date in the future, which may be the effective date of the change of control event.

Assignability

Except as required by law, the rights of a participant under the Omnibus Plan are not capable of being assigned, transferred, alienated, sold, encumbered, pledged, mortgaged or charged and are not capable of being subject to attachment or legal process for the payment of any debts or obligations of the participant unless otherwise approved by the Board or as provided for by the Plan in the event of a participant’s death or by will or the laws of descent and distribution.

Blackout Periods

If an Option expires during a Blackout Period, then, notwithstanding any other provision of the Omnibus Plan, unless the delayed expiration would cause or otherwise result in adverse tax consequences, the Option shall expire 10 business days after the Blackout Period is lifted by the Company.

Recoupment

Pursuant to the terms of the Omnibus Plan, Awards may be subject to potential cancellation, recoupment, rescission, payback or other action in accordance with the terms of any clawback, recoupment or similar policy adopted by the Company or the relevant subsidiary entity, or as set out in the participant’s employment agreement, Award agreement or other written agreement, or as otherwise required by law or the rules of the TSX (or other applicable exchange). The CNCG Committee may at any time waive the application of the recoupment provisions to any participant or category of participants.

Fractional Shares

No fractional Common Shares will be issued pursuant to the exercise or settlement of an Award.

Discontinuance and Amendments

The Board may amend the Omnibus Plan or outstanding Awards, or terminate the Omnibus Plan as to future grants of awards, except that the Board will not be able to alter the terms of an Award if it would affect materially and adversely impact a participant’s rights under the award without the participant’s consent.

Notwithstanding the above and subject to the rules of the TSX (as applicable), Shareholder approval will be required for the following amendments to the Omnibus Plan:

•        change the persons eligible to be granted or issued Awards under the Omnibus Plan;

•        change the limits under the Omnibus Plan on the amount of Awards that may be granted or issued to any one person or any category of persons;

•        increase the number of Common Shares reserved for issuance under the Omnibus Plan, other than for permitted adjustments;

•        alter the method for determining the exercise price of Options;

•        change the maximum term of an Award;

•        increase the length of the period after a Blackout Period during which Options may be exercised;

•        increase or remove the limits on the participation of non-employee directors or insiders of the Company;

•        reduce the exercise price of an Option or allows for the cancellation and reissuance of an Option, which would be considered a repricing under the rules of the TSX, except as otherwise permitted under the provisions the Omnibus Plan;

•        permit Awards to be transferable or assignable other for normal estate settlement purposes; or

•        delete or reduce the range of amendments which require approval of the Shareholders under the Omnibus Plan.

Without limiting the generality of the restrictions set forth above, the CNCG Committee may, without the approval of Shareholders amend the Omnibus Plan or any Awards for the purposes of:

•        making any amendments to the vesting provisions of an Award or the Omnibus Plan;

•        making any amendments to the termination provisions of Awards or the Omnibus Plan which do not entail an extension beyond the original expiry date of any Award (except with respect to extensions in connection with a Blackout Period);

•        making amendments to the definitions in the Omnibus Plan set out in Section 2 (other than to the definition of “Eligible Person”);

•        making any amendments necessary for Awards to qualify for favourable treatment under applicable tax laws;

•        making any amendments necessary to comply with the provisions of applicable law or the rules, regulations and policies of the TSX or any exchange on which the Common Shares are listed;

•        making any amendments of a “housekeeping” or administrative nature, including any changes or corrections which are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error, provided that the CNCG Committee shall be of the opinion that such changes or corrections will not be prejudicial to the rights and interests of participants; and

•        making any amendments necessary to suspend or terminate the Omnibus Plan.

OMNIBUS EQUITY INCENTIVE PLAN RESOLUTION

At the Meeting, Shareholders will be asked to consider and if deemed advisable, to pass, with or without variation, an ordinary resolution approving the adoption of the Omnibus Plan (the “Omnibus Plan Resolution”), the full text of which is set out below, subject to such amendments, variations or additions as may be approved at the meeting. To be effective, the Omnibus Plan Resolution must be approved by not less than a majority of the votes cast by the Shareholders present in person, or represented by proxy, at the Meeting.

IMPORTANT NOTICE:

If the Omnibus Plan Resolution is approved at the Meeting, the Omnibus Plan will supersede and replace the Company’s currently existing Legacy Option Plan in respect of future awards of Options, and no new awards of Options will be available for grant or granted under the Legacy Option Plan. Outstanding Option awards granted under the Legacy Option Plan will continue to be governed by the terms of the Legacy Option Plan until such Option awards are exercised, expire or are otherwise terminated or cancelled. In accordance with the requirements of the TSX, the Company will be required to seek the approval of Shareholders for all unallocated entitlements under the Omnibus Plan every three years. If approval of the Omnibus Plan Resolution is obtained at the Meeting, then the Company will not be required to seek further approval of the grant of unallocated entitlements under the Omnibus Plan until the Company’s 2029 annual and special shareholders’ meeting (provided that such meeting is held on or prior to June 15, 2029).

In the event that the Omnibus Plan does not receive the requisite Shareholder approval at the Meeting, the Omnibus Plan will terminate and the Legacy Option Plan will remain in place, the existing Options will continue to be governed by the Legacy Option Plan, and the Company will seek Shareholder approval for all unallocated Options under the Legacy Option Plan as required in order to continue to grant Options under such plan. See “Particulars of Matters to be Acted Upon at the Meeting — Approval of Unallocated Options under Stock Option Plan”.

The text of the Omnibus Plan Resolution is set out below:

“BE IT RESOLVED THAT:

1.      the omnibus equity incentive plan (the “Omnibus Plan”) of Collective Mining Ltd. (the “Company”) as approved by the Company’s board of directors on May 8, 2026, and attached as Schedule “A” to the management information circular of the Company dated May 8, 2026 (the “Circular”), is ratified, approved and authorized;

2.      the aggregate number of common shares of the Company reserved and available for grant and issuance pursuant to awards under the Omnibus Plan, less the number of common shares underlying any stock options outstanding under the Company’s existing option plan from time-to-time and subject to the terms of the Omnibus Plan, shall not exceed 10% of the issued and outstanding common shares of the Company from time-to-time;

3.      all unallocated entitlements under the Omnibus Plan are hereby approved and the Company shall have the ability to grant awards under the Omnibus Plan to be settled in common shares of the Company issued from treasury until June 15, 2029; and

4.      any director or officer of the Company is hereby authorized and directed, acting for, in the name of and on behalf of the Company, to execute or cause to be executed, under the seal of the Company or otherwise, and to deliver or cause to be delivered, such other documents and instruments, and to do or cause to be done all such other acts and things, as may in the opinion of such director or officer of the Company be necessary or desirable to carry out the intent of the foregoing resolutions.”

SHAREHOLDERS MAY VOTE FOR OR AGAINST THE OMNIBUS PLAN RESOLUTION. THE BOARD RECOMMENDS THAT SHAREHOLDERS VOTE FOR THE OMNIBUS PLAN RESOLUTION. UNLESS OTHERWISE INSTRUCTED, THE NAMED PROXYHOLDERS WILL VOTE FOR THE OMNIBUS EQUITY INCENTIVE PLAN RESOLUTION.

(5)    Approval of Unallocated Options Under the Legacy Option Plan

If the Omnibus Plan Resolution is not approved by Shareholders at the Meeting, the Shareholders will be asked at the Meeting to consider, and if deemed advisable, to pass, with or without variation, an ordinary resolution approving all unallocated Options under the Legacy Option Plan (the “Unallocated Option Resolution”), as more particularly described below.

Background

The Legacy Option Plan is a 10% rolling stock option plan. The Legacy Option Plan is considered to be an evergreen plan as it provides that the maximum number of Common Shares reserved for issuance from time to time pursuant to the Legacy Option Plan is not a fixed number, but instead shall not exceed a fixed percentage of the Common Shares issued and outstanding. A description of the purpose and attributed of the Legacy Option Plan is set forth below under the heading “Statement of Executive Compensation — Long-Term Incentive Compensation — Stock Option Plan”.

Pursuant to section 613 of the TSX Company Manual, unallocated options, rights or other entitlements under a security-based compensation arrangement which does not have a fixed maximum aggregate of securities issuable must be approved by a majority of the issuer’s directors and by the issuer’s security holders every three years.

When Options are granted pursuant to the Legacy Option Plan, Common Shares that are reserved for issuance pursuant to these outstanding unexercised Options are considered “allocated” Options by the TSX. As the Legacy Option Plan provides that the maximum number of Common Shares issuable from treasury by the Company under the Legacy Option Plan, together with all of the Company’s other previously established share compensation arrangements, shall not exceed 10% (on a rolling basis) of the Company’s issued and outstanding Common Shares from time to time, additional Common Shares may be issued by the Company under the Legacy Option Plan which are not the subject of current unexercised Option grants, and these are considered to be “unallocated” Options by the TSX.

As at December 31, 2025, an aggregate of 6,103,800 options were outstanding under the Legacy Option Plan, representing approximately 6.6% of the then outstanding Common Shares, and 3,149,999 Options remained available for grant, representing approximately 3.4% of the outstanding Common Shares. As at the date of this Circular, the Company has 92,737,507 Common Shares issued and outstanding and 6,494,291 Options outstanding under the Legacy Option Plan. Accordingly, based on the number of Common Shares issued and outstanding as of the date of this Information Circular, a maximum of 9,273,750 Common Shares are available for issuance under the Legacy Option Plan as of the date of this Information Circular and 2,779,459 unallocated Options are available for grant under the Legacy Option Plan as of the date of this Circular.

The Company will be seeking Shareholder approval for all of the unallocated Options issuable pursuant to the Legacy Option Plan at the Meeting, however, it is important to note that this resolution is only being voted and relied on in the event the Omnibus Plan Resolution is NOT approved by Shareholders at the Meeting.

Approval by Shareholders of the Unallocated Options

If the Omnibus Plan Resolution is approved by Shareholders at the Meeting, Shareholders will not be asked to approve the Unallocated Option Resolution at the Meeting.

If the Omnibus Plan Resolution is not approved by Shareholders at the Meeting, Shareholders at the Meeting will be asked to consider and if deemed advisable, to pass, with or without variation, the Unallocated Option Resolution, the full text of which is set out below, subject to such amendments, variations or additions as may be approved at the Meeting. To be effective, the Unallocated Option Resolution must be approved by not less than a majority of the votes cast by the Shareholders present in person, or represented by proxy, at the Meeting.

If approval of the Unallocated Option Resolution is obtained at the Meeting (in the event that the Omnibus Plan Resolution is not approved by Shareholders at the Meeting), then the Company will not be required to seek further approval of the grant of unallocated options under the Legacy Option Plan until the Company’s 2029 annual and special shareholders’ meeting (provided that such meeting is held on or prior to June 15, 2029). If approval of the Unallocated Option Resolution is not obtained at the Meeting, any currently unallocated options under the Legacy Option Plan will no longer be available for grant, and previously granted options will not be available for reallocation if they are cancelled or forfeited prior to exercise.

Accordingly, the Company requests that the Shareholders approve the unallocated Options issuable pursuant to the Legacy Option Plan. The text of the Unallocated Option Resolution is set out below:

“BE IT RESOLVED THAT:

1.      all unallocated stock options issuable pursuant to the Collective Mining Ltd.’s (the “Company”) stock option plan (the “Legacy Option Plan”) are hereby approved and authorized;

2.      the Company is hereby authorized to continue granting options under the Legacy Option Plan until June 15, 2029, being three years from the date of the Meeting;

3.      any director or officer is hereby authorized to take all necessary steps and proceedings, and to execute, deliver and file any and all applications, declarations, documents and other instruments, and do all such other acts and things (whether under corporate seal of the Company or otherwise) that may be necessary or desirable to give effect to this resolution; and

4.      notwithstanding that this resolution has been duly passed by shareholders of the Company, the directors of the Company are hereby authorized and empowered, in they decide not to proceed with the aforementioned resolution, to revoke this resolution at any time prior to giving effect thereto, without further notice to, or approval of, the shareholders of the Company.”

SHAREHOLDERS MAY VOTE FOR OR AGAINST THE UNALLOCATED OPTION RESOLUTION. THE BOARD RECOMMENDS THAT SHAREHOLDERS VOTE FOR THE UNALLOCATED OPTION RESOLUTION. UNLESS OTHERWISE INSTRUCTED, THE NAMED PROXYHOLDERS WILL VOTE FOR THE UNALLOCATED OPTION RESOLUTION.

OTHER MATTERS WHICH MAY COME BEFORE THE MEETING

Management of the Company knows of no matters to come before the Meeting other than as set forth in the Notice of Meeting. However, if other matters which are not known to management should properly come before the Meeting, the accompanying proxy will be voted on such matters in accordance with the best judgment of the persons voting the proxy.

STATEMENT OF EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The purpose of this Compensation Discussion and Analysis is to provide information about the Company’s executive compensation philosophy, objectives, and processes and to discuss compensation decisions relating to the Company’s Chief Executive Officer, Chief Financial Officer, and, if applicable, its three most highly compensated individuals acting as, or in a like capacity as, executive officers of the Company whose total compensation for the most recently completed financial year was individually equal to more than C$150,000 (the “NEOs” or “Named Executive Officers”), during the Company’s most recently completed financial year, being the 2025 financial year. The NEOs of the Company during the 2025 financial year were: (i) Ari Sussman, the Company’s Executive Chairman; (ii) Muhanad ‘Ned’ Jalil, the Company’s Chief Executive Officer; (iii) Omar Ossma, the Company’s President; and (iv) Paul Begin, the Company’s Chief Financial Officer and Corporate Secretary.

Compensation, Governance and Nominating Committee

The CNCG Committee is appointed by the Board to assist in fulfilling its corporate governance responsibilities under applicable laws, to assist the Board in setting director and senior executive compensation, and make recommendations to the Board concerning the compensation of directors and the Company’s executive officers. The CNCG Committee also has the responsibility of making recommendations concerning annual bonuses and grants to eligible persons under the Legacy Stock Option Plan and determines, in its sole discretion, the form and method for recovering recoverable incentive compensation under the Company’s Executive Compensation Clawback Policy. The directors of the Company, in consultation with the CNCG Committee, determine the level of compensation in respect of the executive officers of the Company.

The CNCG Committee is currently comprised of Angela María Orozco Gómez (Chair), María Constanza García Botero and Jasper Bertisen. All of the members of the CNCG Committee are independent within the meaning of National Instrument 58-101 — Disclosure of Corporate Governance Practices (“NI 58-101”) and the NYSE American listing standards. See also “Statement of Corporate Governance — Compensation, Governance and Nominating Committee”.

Compensation Process

The Board relies on the knowledge and experience of the members of the CNCG Committee to set, review and recommend appropriate levels of compensation for senior officers. The CNCG Committee adopted a compensation process whereby it will review annually the total remuneration (including benefits) and the main components thereof for the officers and directors, and may compare such remuneration with that of peers in the same industry, and review periodically the Legacy Option Plan, and consider these in light of new trends and practices of peers in the same industry. The CNCG Committee’s recommendations regarding director and officer compensation are presented to the Board for its consideration and approval. The Board is responsible for reviewing the compensation of members of senior management to ensure that they are competitive within the industry and that the form of compensation aligns the interests of each such individual with those of the Company.

Compensation Program

Principles/Objectives of the Compensation Program

The primary goal of the Company’s executive compensation program is to attract, motivate and retain top quality individuals at the executive level. The program is designed to ensure that the compensation provided to the Company’s senior officers is determined with regard to the Company’s business strategy and objectives and financial resources, and with the view of aligning the financial interests of the senior officers with those of the shareholders. The CNCG Committee is focused on ensuring that the members of the senior management team successfully create significant value for the Company given their knowledge of the industry, their past execution track record and their demonstrated ability to work as part of a team in an entrepreneurial culture.

In the performance of its duties, the CNCG Committee is guided by the following principles:

•        establishing sound corporate governance practices that are in the interests of shareholders and that contribute to effective and efficient decision-making;

•        offering competitive compensation to attract, retain and motivate the very best qualified executives in order for the Company to meet its goals; and

•        acting in the interests of the Company and the shareholders by being fiscally responsible.

Independent Compensation Consultants

For the year ended December 31, 2025, the Company did not engage an independent third-party executive compensation consultant to provide analysis and recommendations on NEO compensation.

Components of Compensation Program

The Company provides senior officers with base salaries that represent their minimum compensation for services rendered, or expected to be rendered. NEOs’ base compensation depends on the scope of their respective experience, responsibilities, leadership skills, performance, length of service, general industry trends and practices, competitiveness, and the Company’s existing financial resources.

Base salary is a fixed element of compensation that is payable to each NEO for performing the specific duties of the position. The amount of base salary is determined through negotiation of employment terms with each NEO and is determined on an individual basis. While base salary is intended to fit into the Company’s overall compensation objectives by serving to attract and retain talented executive officers, the size of the Company and the nature and stage of its business also impacts the level of base salary. Compensation is set with informal reference to the market for similar jobs in Canada and internationally.

Base salaries are reviewed annually, at the beginning of each year, by the CNCG Committee or at such other time, as required.

Annual Incentive Compensation

The annual incentive program for the NEOs is based on their performance as a team against corporate objectives approved by the Board at the beginning of the financial year. NEOs are compensated such that their annual salary is a set amount, and their bonus is conditional and pro-rated on the achievement of the corporate objectives. The targets for annual incentive compensation for NEOs has been established as set out in the below table. Annual incentive compensation is made at the sole discretion of the Board, based on the recommendation of the CNCG Committee.

Named Executive Officer	Maximum Bonus (% of Annual Compensation)	Maximum Bonus Calculated On
		Corporate Objectives	Personal Objectives
Ari Sussman	100%	100%	0%
Muhanad ‘Ned’ Jalil	50%	100%	0%
Omar Ossma	50%	100%	0%
Paul Begin	75%	100%	0%

As part of its duties and responsibilities and in conjunction with year-end assessments, the CNCG Committee reviews the achievement of the Company’s objectives set at the beginning of the year, and assesses each element contained in the corporate objectives. The Company’s key objectives and the achievements for the year ended December 31, 2025 included: share price performance, social standards, safety culture, budgeting and finance, exploration productivity, technical assessments and management of exploration titles and surface rights.

Assessment of 2025 Key Objectives by the CNCG Committee

The CNCG Committee assesses management’s performance based on a “team” basis. This approach fosters strong relationships among senior executives, to the long-term benefit of the shareholders. During the 2025 fiscal year, the CGNC Committee assessed management’s achievements as follows: share price performance (150%), social standards (100%), safety culture (87%), budgeting and finance (100%), exploration productivity (100%), technical assessments

(50%) and management of exploration titles and surface rights (33%) for a weighted average total of 94%. As at the date of this Circular, the CNCG Committee has not determined the 2026 annual incentives and no awards have been approved, granted or paid.

Long-Term Incentive Compensation

The Legacy Option Plan is considered a long-term incentive plan of the Company. The Company’s long-term compensation program ensures the alignment of the NEOs with the shareholders and other stakeholders in the value creation process.

Stock Option Plan

On June 29, 2023, shareholders approved the Legacy Option Plan, which is designed to advance the interests of the Company by, among other things, encouraging stock ownership by certain eligible individuals, including employees, directors, officers, and consultants of the Company. The Legacy Option Plan is administered by the Board. The Legacy Option Plan is as an integral component of the Company’s executive compensation arrangements. In general, Options are granted, at the discretion of the Board, and generally fully vest within 24 to 36 months from the date of grant.

The Board believes that the grant of options to senior officers serves to align their interests with those of the shareholders and motivate the achievement of the Company’s long-term strategic objectives, which will benefit shareholders. Options may be awarded by the Board to directors, officers, employees and consultants of the Company, on the basis of the recommendation of the CNCG Committee. Option grants are based on a number of factors, including the individual’s level of responsibility and their contribution towards the Company’s goals and objectives. In addition, options may be granted in recognition of the achievement of a particular goal or extraordinary service. The Board considers, among other things, prior option grants and the overall number of options that are outstanding relative to the number of outstanding Common Shares in determining whether to grant any additional options, and the size of such grants.

A summary of the principal terms of the Legacy Option Plan are more particularly described under the heading “Securities Authorized for Issuance Under Equity Compensation Plans” below.

Other Long-Term Incentive Plans

Other than the Legacy Option Plan, the Company currently does not have any other long-term incentive plans, including any supplemental executive retirement plans. Should the shareholders approve the Omnibus Plan at the Meeting, the Legacy Option Plan will be replaced by the Omnibus Plan which will govern any grants of Awards going forward. For a full description of the attributes of the Omnibus Plan, see above under the heading “Matters to be Acted on at the Meeting — Approval of the 2026 Stock and Incentive Plan”.

Perquisites and Personal Benefits

The Company also provides basic perquisites and personal benefits to certain of its NEOs. These perquisites and personal benefits are determined through negotiation of an executive employment agreement with each NEO. While perquisites and personal benefits are intended to fit the Company’s overall compensation objectives by serving to attract and retain talented executive officers, the size of the Company and the nature and stage of its business also impacts the level of perquisites and benefits. Currently a benefit program with life insurance and health benefits is offered to all NEOs.

Termination and Change of Control Benefits

For a description of the termination and change of control benefits provided by the Company to the NEOs, please see “Executive Compensation — Termination and Change of Control Benefits” below.

Compensation Risk Considerations

The CNCG Committee structures the components of the compensation program in order to generate adequate incentives to increase shareholder value in the long term while maintaining a balance to limit excessive risk taking.

As part of measures in place to mitigate risk related to compensation structure, the CNCG Committee establishes the total compensation of the NEOs based on a balanced approach between fixed and variable compensation components. The use of multiple components limits the risks associated with having the focus on one specific component and provides flexibility to compensate short to medium term goals and long-term objectives in order to maximize shareholder value.

In respect of the fiscal year ended December 31, 2025, the fixed component of the NEOs’ compensation composed of the base salary with annual incentive compensation measured against the achievements of specific corporate objectives established by the CNCG Committee at the beginning of the year. The key objectives are set to position the Company for growth and to maximize shareholder value through the collective effort of the management team.

The CNCG Committee considers that the granting and vesting policies provide sufficient incentives to motivate NEOs in the long term to increase the overall value of the Company and thereby provide an adequate alignment of their interests with those of the shareholders. Based on past practice, option grants generally fully vest within 24 to 48 months following the date of grant and have a five-year term. The CNCG Committee considers that these characteristics provide sufficient incentives to motivate the NEOs in the long term to increase the overall value of the Company and thereby provide an adequate alignment of their interests with those of the shareholders. See Assessment of 2025 Key Objectives by CNCG Committee.

The Company has not adopted any retirement plan or pension plan for its directors and officers.

Based on the review performed in the last financial year, no risks associated with the Company’s compensation policies and practices that are reasonably likely to have a material adverse effect on the Company were identified. The CNCG Committee considers that the procedures and guidelines currently in place to mitigate key risks relating to compensation are adequately managed and do not encourage excessive risk-taking that would be reasonably likely to have a material adverse effect on the Company. The CNCG Committee will continue to monitor and review the Company’s compensation policies and practices annually to ensure that no component of the NEOs’ compensation constitutes a risk.

Anti-Hedging

On March 10, 2022, the Board adopted an Anti-Hedging Policy prohibiting directors, officers and employees of the Company and its subsidiaries from hedging or monetizing transactions to lock in the value of, or engage in speculative trading in, equity and equity-linked holdings in the Company. The objective of the Anti-Hedging Policy is to prohibit individuals from directly or indirectly engaging in hedging against future declines in the market value of any equity-based securities of the Company through the purchase of financial instruments designed to offset such risk.

Performance Graph

The following graph compares the yearly percentage change in the cumulative total shareholder return for $100 invested in the Common Shares on May 28, 2021 (being the first day that the Common Shares commenced publicly trading) against the cumulative total return of the S&P/TSX Composite Index and the S&P/TSX Gold Index for the period ending on December 31, 2025. The Common Shares commenced trading on the TSXV on May 28, 2021 and remained on the TSXV until the Company graduated to the TSX on September 6, 2023, at which point the Common Shares were delisted from the TSXV and commenced trading on the TSX. On July 22, 2024, the Company’s shares began trading on the NYSE American.

While the Company is committed to increasing shareholder value, the CNCG Committee and Board do not emphasize share price in the short term when making compensation determinations. As a junior exploration and development company, the Company is focused on building long-term value for shareholders by maximizing the potential of its projects and progressing towards development. Compensation is paid to its executive officers for furthering these objectives.

The share price performance trend illustrated below does not necessarily reflect the trend in the Company’s compensation to executive officers over the same time period. The share price valuation of gold producers, as well as exploration and development companies, fluctuates with changes in the underlying commodity prices, and at no time during the period was compensation intended to reflect share price performance driven by externalities. Alignment with shareholders is nonetheless achieved by awarding a significant portion of compensation in the form of option-based awards, which only create value for recipients if share price has increased over the term of the option.

	May 28, 2021	Dec 2021	Dec 2022	Dec 2023	Dec 2024	Dec 2025
Collective Mining Ltd.	100.00	96.72	83.61	138.69	195.74	655.74
S&P/TSX Composite Index	100.00	108.64	102.29	114.31	139.06	183.11
S&P/TSX Gold Index	100.00	89.29	90.48	94.39	121.03	281.20

Collective Mining Ltd.
S&P/TSX Composite Index
S&P/TSX Gold Index
700.00
600.00
500.00
400.00
300.00
200.00
100.00
0.00
MAY 28 2021
DEC 2021
DEC 2022
DEC 2023
DEC 2024
DEC 2025

Summary Compensation Table

The following table sets forth all annual and long-term compensation for services in all capacities to the Company in respect of the financial years ended December 31, 2025, December 31, 2024 and December 31, 2023 in respect of the individuals who were, at December 31, 2025, NEOs.

					Non-equity incentive plan compensation
Name and Principal Position	Year	Salary (US$)	Share- Based Awards (US$)	Option- Based Awards(1) (US$)	Annual Incentive Plans(2) (US$)	Long-term Incentive Plans (US$)	Pension Value (US$)	All Other Compensation(3) (US$)	Total compensation (US$)
Ari Sussman Executive Chairman and a Director(6)	2025	333,333	Nil	1,356,549	313,333	Nil	Nil	23,858	2,027,073
	2024	300,000	Nil	358,402	250,369	Nil	Nil	19,957	928,728
	2023	287,499	Nil	146,913	292,928	Nil	Nil	20,628	747,968

Muhanad ‘Ned’ Jalil(5) Chief Executive Officer	2025	275,556	Nil	4,301,420	131,342	Nil	Nil	4,764	4,713,082

Omar Ossma(4) President	2025	220,833	Nil	1,017,412	103,792	Nil	Nil	8,232	1,350,269
	2024	200,000	Nil	268,801	95,000	Nil	Nil	7,510	571,311
	2023	182,818	Nil	146,913	110,000	Nil	Nil	6,252	445,983

Paul Begin Chief Financial Officer and Corporate Secretary	2025	266,667	Nil	1,017,412	188,000	Nil	Nil	2,899	1,474,978
	2024	250,000	Nil	268,801	178,125	Nil	Nil	2,655	699,581
	2023	237,500	Nil	146,913	206,250	Nil	Nil	4,897	595,560

__________

Notes:

(1)     The “grant date fair value” has been determined by using the Black-Scholes model. The Company has calculated the “grant date fair value” amounts for option values using the Black-Scholes model, a mathematical valuation model that ascribes a value to a stock option based on a number of factors in valuing the option-based awards, including the exercise price of the option, the price of the underlying security on the date the option was granted and assumptions with respect to the volatility of the price of the underlying security and the risk-free rate of return. The grant date fair value of the Options included in the table above was estimated using the Black-Scholes valuation model with the following assumptions: (a) for the Options granted in 2025, a weighted average period to expiry of 3.75 years; expected volatility of 55%, risk free interest rate of 2.68% and a dividend yield of nil; (b) for the Options granted in 2024, a weighted average period to expiry of 3.8 years; expected volatility of 56%, risk free interest rate of 2.97% and a dividend yield of nil; and (c) for the Options granted in 2023, a weighted average period to expiry of 3.4 years; expected volatility of 63%, risk free interest rate of 3.68% and a dividend yield of nil. The assumptions used in the pricing model are highly subjective and can materially affect the estimated fair value. Calculating the value of options using this methodology is very different from a simple “in-the-money” value calculation. In fact, options that are out-of-the-money can still have a significant “grant date fair value” based on a Black-Scholes valuation, especially where, as in the case of the Company, the price of the shares underlying the option is highly volatile. Accordingly, caution must be exercised in comparing grant date fair value amounts with cash compensation or an in-the-money option value calculation.

(2)      Amounts included under “Annual Incentive Plans” represents annual cash bonuses.

(3)      Amounts included under “Other Compensation” represents health benefits.

(4)      Mr. Ossma resigned as Chief Executive Officer of the Company on April 21, 2025 following the appointment of Mr. Jalil to such position. Mr. Ossma continues in his role as President of the Company.

(5)      Mr. Jalil was appointed Chief Executive Officer effective April 21, 2025.

(6)      Mr. Sussman’s compensation is 100% attributable to his role as Executive Chairman with zero compensation attributable to his role as a director of the Company.

The following table provides information regarding the incentive plan awards outstanding for each NEO, as of December 31, 2025.

Outstanding Option-Based Awards

Name	Number of securities underlying unexercised options (#)	Option-Based Awards		Value of unexercised in-the-money options(1) ($)
		Option exercise price ($)	Option expiration date
Ari Sussman	150,000	2.90	08-Dec-2026	2,565,000
	100,000	2.83	15-Dec-2027	1,717,000
	100,000	4.12	14-Dec-2028	1,588,000
	200,000	5.94	23-Dec-2029	2,812,000
	200,000	20.82	23-Dec-2030	Nil

Muhanad ‘Ned’ Jalil	700,000	15.03	22-April-2030	3,479,000
	150,000	20.82	23-Dec-2030	Nil

Omar Ossma	150,000	2.90	08-Dec-2026	2,565,000
	100,000	2.83	15-Dec-2027	1,717,000
	100,000	4.12	14-Dec-2028	1,588,000
	150,000	5.94	23-Dec-2029	2,109,000
	150,000	20.82	23-Dec-2030	Nil

Paul Begin	150,000	2.90	08-Dec-2026	2,565,000
	100,000	2.83	15-Dec-2027	1,717,000
	100,000	4.12	14-Dec-2028	1,588,000
	150,000	5.94	23-Dec-2029	2,109,000
	150,000	20.82	23-Dec-2030	Nil

____________

Note:

(1)      Calculated based on the difference between the market price of the Common Shares on Friday December 31, 2025 and the exercise price of the Options. The closing price of the Common Shares listed on the TSX on Friday December 31, 2025 was $20.00.

Incentive Plan Awards — Value Vested or Earned During the Year

The following table sets forth, for each of the NEOs of the Company, the value of all incentive plan awards that vested during the year ended December 31, 2025.

Name	Option-Based Awards-Value vested during the year(1)	Share-Based Awards-Value vested during the year	Non-Equity Incentive Plan Compensation-Value earned during the year
Ari Sussman	1,432,681	N/A	N/A
Muhanad ‘Ned’ Jalil	Nil	N/A	N/A
Omar Ossma	1,187,176	N/A	N/A
Paul Begin	1,187,176	N/A	N/A

____________

Note:

(1)      The value of the Options vested during the year for each Named Executive Officer is based on the closing market price of the Company’s Common Shares on the TSX on the vesting date less the Option exercise price.

Option Exercise Gains realized by Executives

Between January 1, 2025 and December 31, 2025, no NEOs exercised Options.

NEO Employment and Consulting Agreements

Other than as outlined below, the Company has no other arrangements that provide for payments to any of its NEOs.

Ari Sussman, Executive Chairman

Ari Sussman, the Company’s Executive Chairman, provides his services to the Company pursuant to the terms of an independent contractor agreement through his holding company, Lion Mining Services, Inc. (“Lion”). The agreement was formalized on May 21, 2021 and subsequently amended in May 2023 and November 2025. Under the terms of the agreement, Lion is entitled to annual compensation of US$500,000 for the services of Mr. Sussman in connection with the provision of technical, administrative and office support. The agreement provides for a bonus of up to 100% of the sum of the annual retainer for the complete fiscal year and includes a termination clause that provides for a termination payout equal to the annual retainer, plus payment of the previous fiscal year’s bonus and one year of benefits. In the event of a change of control, the agreement provides that within 12 months of such change of control, and with either the Company or Lion electing to terminate the agreement, Lion will be entitled to a payment of US$3,000,000.

Muhanad ‘Ned’ Jalil, Chief Executive Officer

Muhanad ‘Ned’ Jalil, the Company’s Chief Executive Officer, provides his services to the Company pursuant to the terms of an independent contractor agreement through his holding company, Nova Lima Mining LLC (“Nova”). The agreement was formalized on April 8, 2025. Under the terms of the agreement, Nova is entitled to annual compensation of US$400,000 for the services of Mr. Jalil in connection with the provision of technical, administrative and office support. The agreement provides for a bonus of up to 50% of the sum of the annual retainer for the complete fiscal year and includes a termination clause that provides for, in the event that the Company elects to terminate the agreement for any reason other than cause, Mr. Jalil being entitled to one year’s salary, the prior year’s bonus and benefits. In the event of a change of control, and if the Company elects to terminate the agreement, Mr. Jalil is entitled to payment of the sum of one year and a half of (A) salary, (B) bonus based on the current targeted bonus and (C) benefits.

Omar Ossma, President

Omar Ossma, the Company’s President and former Chief Executive Officer, provides his services to the Company in accordance with the terms of an employment agreement. The agreement was formalized on August 15, 2020 and amended in May 2023 and November 2025. Under the terms of the agreement, Mr. Ossma is entitled to annual compensation of US$325,000 payable as follows: 50% in COP (Fixed COP portion calculated using a 3900:1 COP:USD exchange rate) and 50% in USD. The agreement provides for a bonus of up to 50% of the sum of the annual retainer for the complete fiscal year and includes a termination clause that provides for, in the event that the Company elects to terminate the agreement for any reason other than cause, Mr. Ossma being entitled to one year’s salary, the prior year’s bonus and benefits as permitted by the Company’s insurer. In the event of a change of control, and if the Company elects to terminate the agreement, Mr. Ossma is entitled to payment of the sum of one year and a half of (A) salary, (B) bonus based on the current targeted bonus and (C) benefits.

Paul Begin, Chief Financial Officer and Corporate Secretary

Paul Begin, the Company’s Chief Financial Officer, provides his services to the Company in accordance with the terms of an employment agreement. The agreement was formalized on January 1, 2021 and amended in May 2023 and November 2025. Under the terms of the agreement, Mr. Begin is entitled to annual compensation of US$350,000. The agreement provides for a bonus of up to 75% of the sum of the annual retainer for the complete fiscal year and includes a termination clause that provides for, in the event that the Company elects to terminate the agreement for any reason other than cause, Mr. Begin being entitled to one year’s salary, the prior year’s bonus and benefits as permitted by the Company’s insurer. In the event of a change of control, the agreement provides that within 12 months of such change of control, and with either the Company or Mr. Begin electing to terminate the agreement, Mr. Begin will be entitled to payment of the sum of two year’s (A) salary, (B) bonus based on the current targeted bonus and (C) benefits.

Termination and Change of Control Benefits

The following table outlines the estimated incremental payments that would be payable to each of the NEOs of the Company in the event of a change of control or termination without cause of each NEO on December 31, 2025.

Name	Estimated Change of Control Payment (US$)	Estimated Termination Without Cause Payment (US$)
Ari Sussman – Base Salary	1,500,000	500,000
Bonus and Benefits	1,500,000	313,333
Muhanad ‘Ned’ Jalil – Base Salary	600,000	400,000
Bonus and Benefits	450,000	131,342
Omar Ossma – Base Salary	487,500	325,000
Bonus and Benefits	243,750	103,793
Paul Begin – Base Salary	700,000	350,000
Bonus and Benefits	525,000	188,000

COMPENSATION OF DIRECTORS

Non-Executive Directors’ Compensation

Compensation of directors of the Company is reviewed annually and determined by the CNCG Committee with input from independent third-party reports if and when needed. The level of compensation for directors is determined after consideration of various relevant factors, including input from independent third-party reports, the expected nature and quantity of duties and responsibilities, past performance, comparison with compensation paid by other issuers of comparable size and nature, and the availability of financial resources. In the Board’s view, there is, and has been, no need for the Company to design or implement a formal compensation program for directors.

While the Board considers Option grants to directors under the Legacy Option Plan from time to time to non-executive directors, the Board does not employ a prescribed methodology when determining the grant or allocation of Options. Other than the Legacy Option Plan, the Company does not offer any long-term incentive plans, share compensation plans, or any other such benefit programs for directors. In fiscal 2025, the Company granted an aggregate of 490,000 Options to non-executive directors.

Director Compensation Table

The following table provides information regarding compensation paid to the non-executive directors of the Company in respect of the financial year ended December 31, 2025. Compensation disclosure relating to Ari Sussman, Executive Chairman of the Company, is included under the heading “Executive Compensation — Summary Compensation Table” as Mr. Sussman is a NEO of the Company.

					Non-equity incentive plan compensation
Name and Principal Position	Year	Fees Earned (US$)	Share- Based Awards (US$)	Option- Based Awards (US$)(1)	Annual Incentive Plans (US$)	Long- term Incentive Plans (US$)	Pension Value (US$)	All Other Compensation (US$)	Total compensation (US$)
Jasper Bertisen(3)	2025	28,000	N/A	1,002,138	Nil	Nil	Nil	Nil	1,030,138
	2024	Nil	N/A	Nil	Nil	Nil	Nil	Nil	Nil
	2023	Nil	N/A	Nil	Nil	Nil	Nil	Nil	Nil

Ashwath Mehra	2025	30,000	N/A	542,620	Nil	Nil	Nil	Nil	572,620
	2024	12,534	N/A	143,361	Nil	Nil	Nil	Nil	155,895
	2023	6,000	N/A	95,494	Nil	Nil	Nil	Nil	101,494

María Constanza García Botero	2025	24,000	N/A	440,879	Nil	Nil	Nil	Nil	464,879
	2024	12,000	N/A	116,481	Nil	Nil	Nil	Nil	128,481
	2023	6,000	N/A	95,494	Nil	Nil	Nil	Nil	101,494

Angela María Orozco Gómez(2)	2025	24,000	N/A	474,792	Nil	Nil	Nil	Nil	498,792
	2024	13,742	N/A	125,441	Nil	Nil	Nil	Nil	139,183
	2023	1,742	N/A	308,840	Nil	Nil	Nil	Nil	310,582

____________

Notes:

(1)      The “grant date fair value” has been determined by using the Black-Scholes model. The Company has calculated the “grant date fair value” amounts for option values using the Black-Scholes model, a mathematical valuation model that ascribes a value to a stock option based on a number of factors in valuing the option-based awards, including the exercise price of the option, the price of the underlying security on the date the option was granted and assumptions with respect to the volatility of the price of the underlying security and the risk-free rate of return. The grant date fair value of the Options included in the table above was estimated using the Black-Scholes valuation model with the following assumptions: (a) for the Options granted in 2025, a weighted average period to expiry of 3.75 years; expected volatility of 55%, risk free interest rate of 2.68% and a dividend yield of nil; (b) for the Options granted in 2024, a weighted average period to expiry of 3.8 years; expected volatility of 56%, risk free interest rate of 2.97% and a dividend yield of nil; and (c) for the Options granted in 2023, a weighted average period to expiry of 3.4 years; expected volatility of 63%, risk free interest rate of 3.68% and a dividend yield of nil. The assumptions used in the pricing model are highly subjective and can materially affect the estimated fair value. Calculating the value of options using this methodology is very different from a simple “in-the-money” value calculation. In fact, options that are out-of-the-money can still have a significant “grant date fair value” based on a Black-Scholes valuation, especially where, as in the case of the Company, the price of the shares underlying the option is highly volatile. Accordingly, caution must be exercised in comparing grant date fair value amounts with cash compensation or an in-the-money option value calculation.

(2)      Angela María Orozco Gómez was appointed as a director of the Company on November 8, 2023.

(3)      Jasper Bertisen was appointed as a director of the Company on February 6, 2025.

Incentive Plan Awards

The following table provides information regarding the incentive plan awards for each non-executive director of the Company outstanding as of December 31, 2025. The outstanding option awards for Ari Sussman are included under the section “Executive Compensation” as Mr. Sussman is a NEO of the Company.

Outstanding Share Awards and Option-Based Awards

Name	Number of securities underlying unexercised options (#)	Option-Based Awards		Value of unexercised in-the-money options(1) ($)
		Option exercise price ($)	Option expiration date
Jasper Bertisen	200,000	8.32	10-Feb-2030	2,336,000
	75,000	20.82	23-Dec-2030	Nil

Ashwath Mehra	200,000	2.90	07-Sept-2026	3,420,000
	100,000	2.90	09-Dec-2026	1,710,000
	65,000	2.83	15-Dec-2027	1,116,050
	65,000	4.12	14-Dec-2028	1,032,200
	80,000	5.94	23-Dec-2029	1,124,800
	80,000	20.82	23-Dec-2030	Nil

María Constanza García Botero	100,000	2.90	09-Dec-2026	1,710,000
	65,000	2.83	15-Dec-2027	1,116,050
	65,000	4.12	14-Dec-2028	1,032,200
	65,000	5.94	23-Dec-2029	913,900
	65,000	20.82	23-Dec-2030	Nil

Angela María Orozco Gómez	200,000	4.41	08-Nov-2028	3,118,000
	10,000	4.12	14-Dec-2028	158,800
	70,000	5.94	23-Dec-2029	984,200
	70,000	20.82	23-Dec-2030	Nil

____________

Note:

(1)      Calculated based on the difference between the market price of the Common Shares on Friday December 31, 2025 and the exercise price of the Options. The closing price of the Common Shares listed on the TSX on Friday December 31, 2025 was $20.00.

Incentive Plan Awards — Value Vested or Earned During the Year

The following table sets forth, for each non-executive director of the Company, the value of all incentive plan awards that vested during the year ended December 31, 2025.

Name	Option-Based Awards-Value vested during the year(1)	Share-Based Awards-Value vested during the year	Non-Equity Incentive Plan Compensation-Value earned during the year
Jasper Bertisen	Nil	N/A	N/A
Ashwath Mehra	685,729	N/A	N/A
María Constanza García Botero	612,079	N/A	N/A
Angela María Orozco Gómez	1,477,771	N/A	N/A

____________

Note:

(1)      The value of the Options vested during the year for each director is based on the closing market price of the Common Shares on the TSX on the vesting date less the Option exercise price.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Stock Option Plan

On June 29, 2023, the shareholders of the Company approved the Legacy Option Plan, in accordance with the policies of the TSXV. The Legacy Option Plan, which conformed with the policies of the TSXV, was amended to conform with the policies of the TSX and was approved by the Board on August 25, 2023 (which were amendments of a house-keeping nature not requiring the approval of Shareholders). The purpose of the Legacy Option Plan is to advance the interests of the Company by encouraging the directors, officers, employees, management company employees and consultants of the Company, and of its subsidiaries and affiliates, if any (each, a “Participant”), to acquire Common Shares, thereby increasing their respective proprietary interests in the Company, encouraging them to remain associated with the Company and furnishing them with additional incentives in their efforts on behalf of the Company in the conduct of its affairs.

The following is a summary of the Legacy Option Plan, which is subject to the specific provisions of the Legacy Option Plan.

The Legacy Option Plan is a “rolling” plan which provides for the grant of Options to directors, officers, employees and other service providers of the Company in accordance with the terms thereof. A maximum of 10% of the issued Common Shares of the Company, from time to time, may be reserved for issuance pursuant to the exercise of Options granted pursuant to the Legacy Option Plan.

The purpose of the Legacy Option Plan established by the Company, pursuant to which it may grant incentive stock options, is to promote the profitability and growth of the Company by facilitating the efforts of the Company to obtain and retain key individuals. The Legacy Option Plan provides an incentive for and encourages ownership of the Common Shares by its key individuals so that they may increase their stake in the Company and benefit from increases in the value of the Common Shares.

The Legacy Option Plan is administered by the Board. The Legacy Option Plan provides for the grant of Options to purchase Common Shares to eligible Participants. The number of Common Shares reserved for issuance pursuant to Options granted to any one Participant, other than a consultant, shall not, within any 12-month period, exceed 5% of the total number of Common Shares then issued and outstanding unless disinterested shareholder approval is obtained. The number of Common Shares issuable to any insider and such insiders’ associates pursuant to Options granted under the Legacy Option Plan and all other security-based compensation arrangements of the Company shall not, at any time, exceed 10% of the total number of Common Shares then issued and outstanding, unless disinterested shareholder approval is obtained. The number of Common Shares issued to insiders and such insiders’ associates pursuant to the Legacy Option Plan and all other security-based compensation arrangements shall not, within any 12-month period, exceed 10% of the total number of Common Shares then issued and outstanding, unless disinterested shareholder approval is obtained. The number of Common Shares issued to any one consultant shall not, within any 12-month period, exceed 2% of the total number of Common Shares then issued and outstanding. The number of Common Shares issued to all persons engaged to conduct Investor Relations Activities (as such term is defined in the TSX Company Manual) shall not, within any 12-month period, exceed 2% of the total number of Common Shares then issued and outstanding.

The exercise price of an Option is set by the Board at the time of grant but may not be less than the “market price” (as defined in the TSX Company Manual). The maximum term of an Option issued pursuant to the Legacy Option Plan is 10 years, and, subject to a specific determination by the Board, any granted Options shall vest on the date of the grant save and except that Options granted to consultants or persons employed in Investor Relations Activities shall vest in stages over 12 months with no more than one-quarter (¼) of such Options vesting in any three month period.

The expiration of any Option will be accelerated if the Participant’s employment or other relationship with the Company terminates. An optionee that ceases to be a Participant (for reasons other than termination for cause) shall have a reasonable period of time from the date of termination to exercise all existing vested Options; provided that in no event shall such right extend beyond the later of the option period and 12 months. In the event of the death of a Participant, the vested Options granted to the Participant shall be exercisable for a period of 12 months from the date of death of the Participant by the person or persons to whom the Participant’s rights under the Option shall pass by the Participant’s will or the laws of descent and distribution; provided that in no event shall such right extend beyond the option period. If the date on which an Option expiry occurs within or immediately following the last day of a trading black-out period imposed pursuant to the Company’s insider trading policy (as may be amended from time to time), then the expiry date of such Option shall be the date that is 10 business days following the date of expiry of the trading black-out period. Any exercise, cancellation or expiry of Options will make new grants available under the Legacy Option Plan effectively resulting in re-loading of the number of Options available to grant under the Legacy Option Plan.

The Legacy Option Plan further provides for the termination of Options in connection with certain fundamental changes such as the dissolution, liquidation or merger of the Company, or in the event of a change of control of the Company and provides for accelerated vesting in such circumstances, at the discretion of the Board. Subject to the approval of any stock exchange on which the Company’s securities are listed, the Board may suspend, amend or terminate the Legacy Option Plan.

The following types of amendments to the Legacy Option Plan or an Option granted under the Legacy Option Plan require shareholder approval: (a) any amendment to increase the number of securities issuable under the Legacy Option Plan, including, if applicable, an increase to a fixed maximum number of securities or a change from a fixed maximum number of securities to a fixed maximum percentage; (b) any reduction to the option price of any Option issued under the Legacy Option Plan or cancellation and reissue of Options or other entitlements; (c) any amendment that extends the term of Options beyond the original expiry; (d) any amendment to the provisions of the Legacy Option Plan relating to the amending provisions of the Legacy Option Plan; (e) any amendment to the Legacy Option Plan that would permit Options to be assigned or transferred, other than for normal estate settlement purposes; (f) a discontinuance of the Legacy Option Plan; and (g) any other amendments that may lead to significant or unreasonable dilution in the Company’s outstanding securities or may provide additional benefits to eligible persons, especially insiders of the Company, at the expense of the Company and its existing shareholders.

The Board has the authority to make the following amendments to the Legacy Option Plan, without requiring shareholder approval: (a) a change to the vesting provisions of an Option or the Legacy Option Plan; (b) certain other amendments relating to the exercise of Options; (c) a change to the termination provisions of an Option or the Legacy Option Plan which does not entail an extension beyond the original expiry date; (d) a change to the definitions set out in the Legacy Option Plan (other than the definition of “Eligible Person”); (e) any amendments of an administrative nature; (f) any amendments that add or modify a cashless exercise feature providing for payment in cash or securities upon the exercise of Options or a clawback provision; (g) any amendments required to comply with applicable laws or the requirements of the TSX or any regulatory body or (including the rules of any stock exchange on which the Company’s securities may then be listed); and (h) any change fundamental or otherwise, not requiring shareholder approval under applicable laws or the rules of the TSX or the NYSE American, including amendments of a “clerical” or “housekeeping” nature.

As at May 8, 2026, the Company had 6,494,291 Common Shares reserved for issuance pursuant to Options outstanding under the Legacy Option Plan (representing approximately 7% of the Company’s issued and outstanding Common Shares). Accordingly, Options to purchase an aggregate 2,779,459 Common Shares (being 10% of the current number of issued and outstanding Common Shares) are available for issuance under the Legacy Option Plan, less the 6,494,291 Common Shares currently reserved by the Company for conversion pursuant to Options granted under the Legacy Option Plan.

Equity Compensation Plan Information

The following table sets forth aggregated information as at December 31, 2025 with respect to compensation plans of the Company under which equity securities of the Company are authorized for issuance.

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Stock Options (#)		Weighted- average Exercise Price of Outstanding Stock Options(1) ($)	Number of Securities remaining available for Future Issuance under Equity Compensation Plans (#)
Equity compensation plans approved by securityholders	6,103,800	(1)	$9.51	3,149,999
Equity compensation plans not approved by securityholders	Nil		N/A	N/A
Total	6,103,800		$9.51	3,149,999

____________

Note:

(1)      The Legacy Option Plan is a “rolling” stock option plan whereby the maximum number of Common Shares that may be reserved for issuance pursuant to the Legacy Option Plan (and all other share-based compensation arrangements of the Company) will not exceed 10% of the issued shares of the Company at the time of the Option grant.

Burn Rate

The Company’s annual burn rate under the Legacy Option Plan for each of the three most recently completed financial years are as follows:

Year	Options Granted Pursuant to the Option Plan (A)	Weighted Average Number of Common Shares Outstanding (B)	Burn Rate (A)/(B)
2023	1,205,000	58,191,317	0.0207
2024	1,100,000	68,401,442	0.0161
2025	2,350,000	85,322,944	0.0275

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The following provides information with respect to the Company’s compliance with the corporate governance requirements of the Canadian Securities Administrators set forth in NI 58-101 and Form 58-101F1 — Corporate Governance Disclosure.

Board of Directors

The Board believes that it functions independently of management and reviews its procedures on an ongoing basis to ensure that it is functioning independently of management. In-camera sessions, without management and non-independent directors present, are held after each meetings of the Board, or as circumstances require. When conflicts arise, interested parties are precluded from voting on matters in which they may have an interest. The Board discharges its responsibilities directly and through the committees of the Board: (i) the Audit Committee, comprised of three independent Board members; and (ii) the CNCG Committee, comprised of three independent Board members. Each committee of the Board operates under a formal charter or mandate which is reviewed, and updated as necessary, on an annual or more frequent basis. In fulfilling its responsibilities, the Board delegates day-to-day authority to management of the Company, while reserving the ability to review management decisions and exercise final judgement on any matter. In accordance with applicable legal requirements and historical practice, all matters of a material nature are presented by management to the Board for approval.

The Board is currently comprised of five directors, 80% of whom are independent (within the meaning of Section 1.4 of NI 52-110 — Audit Committees and the NYSE American listing standards) as of the date of this Circular. NI 58-101 defines an “independent director” as a director who has no direct or indirect “material relationship” with the issuer. A “material relationship” is a relationship which could be, in the view of the board of directors of a company, reasonably expected to interfere with the exercise of a member’s independent judgment. Each of Ashwath Mehra, María Constanza García Botero, Angela María Orozco Gómez and Jasper Bertisen are considered to be independent within the meaning of NI 58-101 and the NYSE American listing standards. Ari Sussman, the Company’s Executive Chairman, is not independent, as he is an officer of the Company.

The Board appointed Ashwath Mehra as its lead independent director to assist with facilitating discussions amongst the independent directors of the Board. As the lead independent director, Mr. Mehra engages with the chair of the Board and the Chief Executive Officer of the Company and provides feedback to the independent directors. Mr. Mehra works with the chair of the Board and general counsel to establish board meeting schedules and agenda. Mr. Mehra also provides feedback on information sent to the Board, including the quality, quantity, appropriateness, and timeliness of such information.

Board Skills Matrix

The Board ensures that the skill set developed by directors, through their business expertise and experience, meets the needs of the Board. The following table outlines the current skills that each nominee possesses:

	Ari Sussman	Jasper Bertisen	Ashwath Mehra	María Constanza García Botero	Angela María Orozco Gómez
Financial	X	X	X	X
Risk	X	X	X	X	X
M&A	X	X	X
Technical Mining	X	X	X
Government				X	X
Corporate Governance	X	X	X	X	X
Human Resources	x	X	X	X	X
Sustainability	X	X	X	X	X
Management	X	X	X	X	X
Strategic Development/Implementation	X	X	X	X	X
Legal					X
Information/Operation Technology	X	X	X

____________

Notes:

(1)      Financial: Ability to understand: (i) financial statements; (ii) financial controls and measures; (iii) capital markets; and (iv) financing options.

(2)      Risk: Knowledge and experience in the field of risk management as it relates to the mining industry.

(3)      Mergers and Acquisitions: Understanding of: (i) capital markets in friendly and unfriendly transactions; (ii) complexity of integration post-business continuation; and (iii) general legal requirements in M&A.

(4)      Technical/Mining: Understanding of: (i) exploration activities; (ii) mine operations, including risks/challenges/opportunities (mining, milling); (iii) ability to have knowledge of construction, development, planning, scheduling, monitoring of construction, contract, administration, forecasting; and (iv) understanding of marketing of metals.

(5)      Government Relations: Understanding of: (i) legislative and decision-making process of governments; and (ii) experience in dealing with governments (policy-making, lobbying, etc.).

(6)      Corporate Governance: Understanding of (i) the requirements/process for oversight of management; (ii) various stakeholder requirements; and (iii) evolving trends with respect to governance of public companies.

(7)      Human Resource: Ability to: (i) review management structure for large organization; (ii) develop/assess/monitor remuneration packages (salary, benefits, long-term and short-term incentives); and (iii) understand how to motivate people.

(8)      Sustainability: Understanding of (i) environmental risks in the mining industry; (ii) government regulations with respect to environmental, health and safety; and (iii) understanding of and experience in community relations and stakeholder involvement.

(9)      Management: Ability to plan, operate and control various activities of a business.

(10)    Strategy Development/Implementation: Ability to apply/generate strategic thinking of relevance to the Company.

(11)    Legal: Experience as a current or former lawyer, solicitor or barrister.

(12)    Information Technology/Operational Technology: Understanding of (i) current and future technology trends in the mining industry (e.g., asset cybersecurity, artificial intelligence, etc.); and ii) digital innovation and initiatives (e.g., automation, robotics and operational hardware).

The Board has determined that the current constitution of the Board is appropriate for the Company’s current stage of development. The Board has free access to the Company’s external auditors, legal counsel and to any of the Company’s officers. The mandate of the Board is attached as Schedule “B” to this Circular.

Other Public Company Directorships

The directors listed below are presently directors of other reporting issuers.

Director	Other Reporting Issuer(s)
Ashwath Mehra	Fancamp Exploration Ltd. (TSXV) and EDM Resources Inc. (TSXV)
Jasper Bertisen	Fancamp Exploration Ltd. (TSXV)

Participation of Directors in Board Meetings

In the year ended December 31, 2025, six (6) board meetings, four (4) Audit Committee meetings, and two (2) CNCG Committee meetings were held. The table below outlines attendance by each director nominated for election as a director at the Meeting.

Director	Attendance/ Number of Board Meetings	Attendance/ Number of Audit Committee Meetings	Attendance/ Number of CNCG Committee Meetings
Ari Sussman	6/6	n/a	n/a
Jasper Bertisen(1)	5/5	4/4	1/1
Ashwath Mehra(2)	6/6	4/4	1/1
María Constanza García Botero(3)	6/6	4/4	2/2
Angela María Orozco Gómez(4)	6/6	n/a	2/2

____________

Notes:

(1)      Jasper Bertisen, who joined the Board on February 6, 2025, is the Chair of the Audit Committee.

(2)      Ashwath Mehra is a member of the Audit Committee and was an interim member of the CNCG Committee. Mr. Mehra is also the lead independent director of the Company.

(3)      María Constanza García Botero was the interim Chair of the Audit Committee and is a member of the CNCG Committee.

(4)      Angela María Orozco Gómez is the Chair of the CNCG Committee.

Orientation and Continuing Education

The Board does not have a formal orientation or education program for its members. The Board’s continuing education is typically derived from correspondence with the Company’s legal counsel to remain up to date with developments in relevant corporate and securities law matters. Additionally, historically, members of the Board who have been nominated and elected as directors are familiar with the Company and the nature of its business.

Ethical Business Conduct

The Board and senior management of the Company consider good corporate governance to be central to the effective and efficient operation of the Company.

The Board is committed to a high standard of corporate governance practices and believes that this commitment is not only in the best interest of the shareholders, but that it also promotes successful decision making at the Board level. The Board has adopted the Code of Business Conduct to encourage and promote a culture of ethical business conduct amongst the directors, officers, employees and consultants of the Company. The Code of Business Conduct is available on the Company’s issuer profile on SEDAR+ at www.sedarplus.ca.

The Board encourages and promotes an overall culture of ethical business conduct by promoting compliance with applicable laws, rules and regulations, and advocating awareness of the guidelines and policies detailed in the Code of Conduct. Through its meetings with management and other informal discussions with management, the Board believes the Company’s management team likewise promotes and encourages a culture of ethical business conduct throughout the Company’s operations, and the management team is expected to monitor the activities of the Company’s employees, consultants and agents in that regard.

The Board annually reviews and reassesses the adequacy of the Code of Conduct. If requested by the Board, all directors and officers of the Company, together with any employees, contractors, agents and consultants determined by the Board, will be required to provide an annual certification of compliance with the Code of Conduct. To ensure familiarity and compliance with the Code of Conduct, directors, officers and employees are asked to read and confirm their compliance with the Code of Conduct on an annual basis.

Nomination of Directors

The Board, the CNCG Committee and the individual directors hold the responsibility for the nomination and assessment of new directors. When presenting shareholders with nominees for election, the Board considers the following:

•        the competencies and skills necessary for the Board as a whole to possess;

•        the competencies and skills necessary for each individual director to possess;

•        competencies and skills which each new nominee to the Board is expected to bring; and

•        whether the proposed nominees to the Board will be able to devote sufficient time and resources to the Company.

The Board also recommends the number of directors on the Board to shareholders for approval, subject to compliance with the requirements of the Business Corporations Act (Ontario) (the “OBCA”) and the Company’s articles and by-laws. Between annual shareholder meetings, the Board may appoint directors to serve until the next annual shareholder meeting, subject to compliance with the requirements of the OBCA. Individual directors are responsible for assisting the Board in identifying and recommending new nominees for election to the Board, as needed or appropriate.

The Board will periodically assess the appropriate number of directors on the Board and whether any vacancies on the Board are expected due to retirement or otherwise. If vacancies are anticipated, or otherwise arise, or the size of the Board is expanded, the Board, in consultation with the CNCG Committee, will consider various potential director candidates. Candidates may come to the attention of the Board through current directors or management, shareholders or other persons. These candidates will be evaluated at a regular or special meeting of the Board, and may be considered at any point during the year.

Audit Committee

The Audit Committee is comprised of Jasper Bertisen (Chair), Ashwath Mehra and María Constanza García Botero. The Audit Committee supports the Board in fulfilling its oversight responsibilities regarding the financial reporting process and the quality, transparency, and integrity of the Company’s financial statements and other related public disclosure; the Company’s internal controls over financial reporting; the Company’s compliance with legal and regulatory requirements relevant to the financial statements and financial reporting; the external auditor’s qualifications and independence; the performance of the business assurance function and the external auditor; the Company’s management of enterprise risks as well as the implementation of policies and standards for monitoring and mitigating such risks; and the Company’s financial structure and investment and financial risk management programs generally. For more information on the Audit Committee, please refer to the section entitled “Audit Committee Disclosure” in the Company’s annual information form for the year ended December 31, 2025 dated March 30, 2026, a copy of which is available under the Company’s issuer profile on SEDAR+ at www.sedarplus.ca.

Compensation, Nominating and Corporate Governance Committee

The CNCG Committee reviews the compensation of the directors and senior officers and assists the Board with respect to corporate governance and director nomination matters. The CNCG Committee reviews and makes recommendations to the Board regarding the granting of awards pursuant to any of the Company’s compensation plans to directors and senior officers, compensation for senior officers, including the CEO and directors’ fees, if any, from time to time. The CNCG Committee is currently comprised of three independent directors: Angela María Orozco Gómez (Chair), María Constanza García and Jasper Bertisen, all of whom are independent within the meaning of NI 58-101 and the NYSE American listing standards.

During the year ended December 31, 2025, the CNCG Committee held two meetings. Below is an outline of the responsibilities of the CNCG Committee.

With respect to compensation matters, the CNCG Committee’s responsibilities include:

•        reviewing and approving corporate goals and objectives relevant to CEO compensation, evaluating the CEO’s performance in light of these goals and objectives and, either as a committee or together with other independent directors, determining and approving the CEO’s compensation level based on this evaluation;

•        recommending to the Board NEO compensation, incentive-based plans, equity-based plans and policies relating to the determination and payment of bonuses;

•        In determining the long-term incentive component of the compensation of executive officers (including consultants who perform the services of an officer), considering:

•        the Company’s performance and relative shareholder return;

•        the value of similar incentive awards to executive officers at comparable companies; and

•        the awards given to the executive officers of the Company in past years; and

•        monitoring the administration of the Company’s executive officer incentive and other compensation related plans, including making recommendations to the Board regarding the number of options to be granted and the time or times when such options shall vest, and shall report to the Board on a regular basis regarding whether incentives and bonuses awarded or paid to the CEO and each of the other executive officers (including consultants who perform the services of an officer) have been awarded or paid in accordance with the applicable plans.

With respect to corporate governance, the CNCG Committee’s responsibilities include:

•        reviewing compensation disclosure in public documents, and producing the Committee’s annual report on executive compensation for inclusion in the Company’s information (proxy) circular, in accordance with applicable rules and regulations;

•        reviewing and reporting to the Board, on a regular basis, on the appropriateness of the current and future organizational structure of the Company and plans for the succession of the CEO and NEOs;

•        having the sole authority to retain and terminate any firm engaged to assist in the evaluation of director, CEO or senior executive compensation and to retain outside counsel and any other advisors as the Committee may deem appropriate. The Committee has the sole authority to approve related fees and retention terms of any such firm and other advisors; and

•        having the sole authority to determine in the form and method for recovering recoverable incentive compensation under the Company’s Executive Compensation Clawback Policy.

With respect to director nomination responsibilities, the CNCG Committee’s responsibilities include:

•        recommending suitable candidates for election or appointment as directors, specifying the criteria governing the overall composition of the Board and governing the desirable individual characteristics for directors, which form the basis of each recommendation;

•        maintaining an overview of the entire membership of the Board ensuring that qualifications required under any applicable laws are maintained and advising the Chair on the disposition of a tender of resignation which a director is expected to offer:

•        when such director does not meet the eligibility rules under the conflict of interest guidelines; or

•        when the credentials underlying the appointment of such director change;

•        reviewing annually the credentials of nominees for re-election to be named for re-election considering:

•        an evaluation of the effectiveness of the Board and the performance of each director;

•        the continuing validity of the credentials underlying the appointment of each director; and

•        continuing compliance with the eligibility rules under the conflict of interest guidelines;

•        whenever considered appropriate, directing the Chair and/or Lead Director, if any, to advise each candidate prior to the appointment of the credentials underlying the recommendation of the candidate’s appointment;

•        recommending to the Board at the annual meeting of the directors, the allocation of Board members to each of the Board committees and, where a vacancy occurs at any time in the membership of any Board committee, recommend to the Board a member to fill such vacancy;

•        having sole authority to retain and terminate any search firm to be used to identify director candidates, including sole authority to approve fees and other terms of the retention;

•        having sole authority to retain and terminate any search firm to be used to identify director candidates, including sole authority to approve fees and other terms of the retention; and

•        annually assessing the performance of the Board, its committees and Board members and making recommendations to the Board.

With respect to corporate governance oversight, the CNCG Committee’s responsibilities include:

•        monitoring on a continuing basis and, whenever considered appropriate, making recommendations to the Board concerning the corporate governance of the Company, including:

•        reviewing at least annually the corporate governance practices and recommending appropriate policies, practices and procedures;

•        reviewing at least annually the adequacy and effectiveness of the Board’s governance policies and making appropriate recommendations for their improvement;

•        reviewing the corporate governance sections of the Company’s management information circular distributed to shareholders, including the statement of corporate governance practices;

•        assessing shareholder proposals as necessary for inclusion in the Company’s management information circular, and making appropriate recommendations to the Board;

•        implementing, as well as periodically reviewing, assessing and updating, the corporate disclosure and insider trading policy of the Company, including:

•        the appointment and monitoring of any disclosure committee established thereunder; and

•        periodically evaluating the effectiveness of the Company’s disclosure controls and procedures, including but not limited to, assessing the adequacy of the controls and procedures in place;

•        establishing guidelines and parameters within which the Company and its subsidiaries shall be entitled to engage in related party transactions without specific prior approval of the CNCG Committee;

•        implementing structures from time to time to ensure that the directors can function independently of management;

•        providing an appropriate orientation program for new directors and continuing education opportunities to existing directors so that individual directors can maintain and enhance their abilities and ensure that their knowledge of the business of the Company remains current, including arranging for the Board to receive regular and periodic updates on securities laws, regulations and corporate governance rules;

•        responding to requests by, and if appropriate, authorizing, individual directors to engage outside advisors at the expense of the Company;

•        implementing a process for assessing the effectiveness of the Board as a whole, the committees of the directors and individual directors based upon:

•        for directors and committee members, the mandate of the Board and charters of the appropriate committees, respectively; and

•        for individual directors, their respective position descriptions (if any) as well as the skills and competencies which directors are expected to bring to the Board;

•        overseeing and monitoring any litigation, claim, or regulatory investigation or proceeding involving the Company; and

•        developing an annual work plan that ensures that the CNCG Committee carries out its responsibilities.

Position Descriptions

The Board has adopted a written position description for each of its Lead Director and the Chair of each standing Board committee, and the Chief Executive Officer. A copy of the description of these positions is available on the Corporation’s website at www.colletivemining.com, other than the description of the Chief Executive Officer is provided below.

The Chief Executive Officer of the Company is Ned Jalil. The Board has established a written position description for the CEO, who is accountable to the Board and leads the Company’s management team. The CEO’s key responsibilities include: managing the day-to-day operations of the Company; managing and overseeing senior officers and managers; assisting with business development, financial planning, and corporate strategy; recruiting management personnel and employees; ensuring that the Company’s operations comply with all applicable laws and regulations and all matters of corporate governance and financial reporting; and regularly reporting on the activities and business of the Company.

Assessments

Pursuant to the Board Mandate (attached as Schedule “B” hereto), the Board is responsible for assessing its own effectiveness in fulfilling the Board Mandate and evaluating the relevant disclosed relationships of each independent director. Further, the Chairman of the Board and the CNCG Committee are tasked with ensuring: (i) that a process is in place by which the effectiveness of the Board and its committees (including size and composition) is assessed at least annually, and (ii) that a process is in place by which the contribution of individual directors to the effectiveness of the Board is assessed at least annually.

Director Term Limits and Other Mechanisms of Board Renewal

The Company considers the experience and qualifications of its existing directors on annual basis, before nominating directors for re-election but at this time does not have a formal policy that imposes director term limits. At the current stage of the Company’s development and business operations, the Company believes it is not in the best interest of Company to implement term restrictions.

Gender Diversity in Executive Officer and Board Positions

The Company has not adopted a formal policy which specifies targets regarding the representation of women in executive officer positions and on the Board. The CNCG Committee has not considered specific levels of representation of women on the Board in previous nominations (including a targeted number or percentage). While the Company believes that diversity, including gender diversity, is an important consideration in determining the makeup of its executive team and its Board, it is only one of a number of factors (which include merit, talent, experience, expertise, leadership capabilities, innovative thinking and strategic agility) that are considered in selecting the best candidates for executive officer and Board positions. As of May 8, 2026, the Company has no women on its executive team and two women are represented on the Board (40%).

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

There was no indebtedness of any director or officer of the Company or of any proposed nominee for election as a director of the Company to, or guaranteed or supported by, the Company or any subsidiary thereof either pursuant to an employee stock purchase program or any other programs of the Company or a subsidiary or otherwise during the financial year of the Company ended December 31, 2025.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as otherwise set out herein, no director or officer of the Company or any proposed nominee for election as a director of the Company or any associate or affiliate of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

There were no material interests, direct or indirect, of directors and senior officers of the Company, nominees for director, who beneficially owns more than 10% of the outstanding shares of the Company, or any known associate or affiliate of such persons in any transaction since the commencement of the Company’s last completed financial year or in any proposed transaction which has materially affected or would materially affect the Company other than as disclosed elsewhere herein.

ADDITIONAL INFORMATION

Additional information relating to the Company can be found on SEDAR+ at www.sedarplus.ca. Further financial information is provided in the audited consolidated financial statements of the Company for the financial year ended December 31, 2025 and the related management’s discussion and analysis of results which have been filed on SEDAR+. Shareholders may also contact Paul Begin, the Chief Financial Officer and Corporate Secretary of the Company, at p.begin@collectivemining.com to request a copy of these documents.

The Company will provide any shareholder of the Company, without charge, upon request to the Corporate Secretary of the Company: (i) one copy of the comparative audited consolidated financial statements of the Company for the financial year ended December 31, 2025, together with the report of the auditor thereon; (ii) one copy of the management’s discussion and analysis for the financial year ended December 31, 2025; and (iii) one copy of this Circular.

APPROVAL

The contents of this Circular and the sending thereof to the shareholders of the Company have been approved by the directors of the Company.

DATED at Miami, Florida this 8th day of May, 2026.

BY ORDER OF THE BOARD OF DIRECTORS
Signed: “Ari Sussman”
Ari Sussman
Executive Chairman

SCHEDULE “A”

COLLECTIVE MINING LTD.
2026 STOCK AND INCENTIVE PLAN

ADOPTED BY THE BOARD OF DIRECTORS: MAY 8, 2026 APPROVED BY THE COMPANY’S SHAREHOLDERS: JUNE [•], 2026

Section 1.   Purpose

The purpose of this Plan is to promote the interests of the Company and its shareholders by aiding the Company in attracting and retaining employees, officers, consultants, advisors and Non-Employee Directors capable of assuring the future success of the Company, to offer such persons incentives to put forth maximum efforts for the success of the Company’s business and to compensate such persons through various stock and cash-based arrangements and provide them with opportunities for stock ownership in the Company, thereby aligning the interests of such persons with the Company’s shareholders. This Plan is designed to comply with both United States federal and Canadian tax laws.

Definitions

As used in this Plan, the following terms shall have the meanings set forth below:

“Affiliate” shall mean any entity that, directly or indirectly through one or more intermediaries, is controlled by the Company.

“Annual Retainer Fees” means, if any, the annual Board, Board committee, Board chair, Board committee chair and lead independent director retainer fees, as applicable, paid by the Company to a Director in a calendar year for service on the Board, but, for greater certainty, shall exclude any meeting fees payable in respect of attendance at individual meetings and amounts paid as a reimbursement for expenses incurred in attending meetings;

“Award” shall mean any Option, Deferred Share Unit, Restricted Stock Unit, or Performance Share Units granted under this Plan.

“Award Agreement” shall mean any written agreement, contract or other instrument or document evidencing an Award granted under this Plan (including a document in an electronic medium) executed in accordance with the requirements of Section 10(b).

“Blackout Period” means the period imposed by the Company (including a scheduled blackout or as a result of an undisclosed material change or material fact in the affairs of the Company), during which specified individuals, including Insiders, may not trade in Shares.

“Board” shall mean the Board of Directors of the Company.

“Business Day” means any day other than a Saturday, Sunday or a statutory or civic holiday in the Province of Ontario.

“Canadian Taxpayer” means a Participant who is liable to taxation under the Tax Act in respect of amounts payable under this Plan.

“Cashless Exercise” has the meaning set forth in Section 6(a)(iv)(B) (except as provided in Section14(h) of this Plan);

“Change of Control” shall mean the occurrence of any of the following events:

a takeover bid (as defined in the Securities Act (Ontario), which is successful in acquiring Shares;

the acquisition by any person, or persons acting jointly or in concert (as determined in accordance with the Securities Act (Ontario)), whether directly or indirectly, of voting securities of the Company that, together with all other voting securities of the Company held by such person(s), constitute in the aggregate for the first time more than 50% of all outstanding voting securities of the Company;

an amalgamation, arrangement, business combination or similar form of transaction of the Company with another company that results in the holders of voting securities of that other company holding, in the aggregate, more than 50% of all outstanding voting securities of the Company resulting from the transaction;

the sale, lease, spin-out or exchange of all or substantially all of the property of the Company to another person, other than in the ordinary course of business of the Company or to a related entity; or

any other transaction that is deemed to be a “Change of Control” for the purposes of this Plan by the Board in its sole discretion.

“Code” shall mean the U.S. Internal Revenue Code of 1986, as amended from time to time, and any regulations promulgated thereunder.

“Committee” shall mean the Compensation, Nominating and Corporate Governance Committee of the Board or such other committee designated by the Board to administer this Plan. At any time that the Company is considered a “foreign private issuer” for purposes of the Securities Act and the Exchange Act, the Committee shall be comprised of not less than such number of Directors as shall be required to permit Awards granted under this Plan to qualify under Rule 16b-3, and each member of the Committee shall be a “non-employee director” within the meaning of Rule 16b-3.

“Company” shall mean Collective Mining Ltd., an Ontario corporation, and any successor corporation.

“Consultant” means an individual (including an individual whose services are contracted through a personal holding corporation) with whom the Company or any Affiliate has a contract for services who is approved for participation in this Plan by the Committee and for whom there exists an exemption from applicable prospectus requirements permitting the granting of an Award.

“Date of Grant” means, for any Award, the date specified by the Committee at the time it grants the Award (or if no such date is specified, the date upon which the Award was granted) or the applicable Deferred Share Unit Grant Date, as the context requires;

“Deferred Share Unit” shall mean any deferred share unit granted under Section 6(c) of this Plan evidencing the right to receive a Share (or a cash payment equal to the Fair Market Value of a Share) on the Separation Date.

“Deferred Share Unit Grant Date” means each date on which Deferred Share Units are credited to a Director in respect of his or her Elected Amounts, which shall be, unless otherwise determined by the Plan Administrator, June 30th and December 31st each calendar year; provided that, if any such date falls on a day that is not a Business Day, the Deferred Share Unit Grant Date shall be the next following Business Day.

“Designated Affiliate” shall mean an Affiliate of the Company designated by the Committee for purposes of this Plan, from time to time.

“Director” shall mean a member of the Board.

“Disability” shall mean becoming entitled to long-term disability benefits under such disability benefit plans as the Company may have in effect from time to time, and if no such disability benefit plans are in effect at the time disability needs to be assessed or if the Participant does not participate in such disability plans, having been unable to act as a director, officer or employee or to be employed or engaged by the Company or by a Designated Affiliate in any capacity (including, for greater certainty, as a consultant/contractor) for a period of at least 12 consecutive months, in either case as a result of a long-term, chronic or permanent mental or physical condition.

“Dividend Equivalent” has the meaning set forth in Section 11;

“DSU Termination Event” means the time at which a Participant ceases to hold all positions with the Company or an Affiliate as a result of the Participant’s death or retirement or resignation from, or loss of, an office or employment for purposes of paragraph 6801(d) of the regulations under the Tax Act;

“Effective Date” shall mean the date this Plan is adopted by the Board, as set forth in Section 15.

“Elected Amount” means the amount of the Annual Retainer Fees as elected by the Director, between zero percent (0%) and one hundred percent (100%) of any Annual Retainer Fees that would otherwise be paid in cash, which for greater certainty excludes any portion of the Annual Retainer Fees that is to be payable to Directors in the form of Mandatory Deferred Share Units pursuant to Section 6(c);

“Election Notice” has the meaning set forth in Section 6(c)(i)(A).

“Eligible Person” shall mean any employee, officer, Non-Employee Director, or Consultant providing services to the Company or any Affiliate, or any such person to whom an offer of employment or engagement with the Company or any Affiliate is extended.

“Exchange Act” shall mean the U.S. Securities Exchange Act of 1934, as amended.

“Exercise Notice” means a notice in writing, signed by a Participant and stating the Participant’s intention to exercise a particular vested Option;

“Exercise Price” means the price at which a Share underlying an Option may be purchased pursuant to the exercise of a vested Option;

“Expiry Date” means the expiry date of an Option specified in the Award Agreement or, if not so specified, the tenth (10th) anniversary of the Date of Grant;

“Fair Market Value” means the volume weighted average trading price of a Share on the TSX for the five trading days immediately preceding the applicable day (calculated as the total value of Shares traded over the five-day period divided by the total number of Shares traded over the five-day period); provided that, with respect to an Award made to a U.S. Award Holder, the Fair Market Value shall be the closing price of a Share on the TSX on the day immediately preceding the applicable day. In the event that such Shares are not listed and posted for trading on any exchange, the Fair Market Value shall be the fair market value of such Shares as determined by the Board in its discretion and, with respect to an Award made to a U.S. Award Holder, in accordance with Section 409A of the Code.

“In-the-Money Amount” has the meaning set forth in Section 6(a)(iv)(B);

“Incentive Stock Option” shall mean an option granted under Section 6(a) of this Plan that is intended to meet the requirements of Section 422 of the Code or any successor provision.

“Insider” means a “reporting insider” as defined in National Instrument 55-104 — Insider Reporting Requirements and Exemptions, as may be amended or replaced from time to time.

“Legacy Plan” means the Company’s Stock Option Plan, as amended or restated from time to time.

“Mandatory Deferred Share Units” has the meaning set forth in Section 6(c);

“Non-Employee Director” shall mean a Director who is not also an employee of the Company or any Affiliate.

“Non-Qualified Stock Option” shall mean an option granted under Section 6(a) of this Plan that is not intended to be an Incentive Stock Option.

“Option” shall mean an Incentive Stock Option or a Non-Qualified Stock Option to purchase Shares.

“Outstanding Issue” is determined on the basis of the number of Shares that are outstanding (on a non-diluted basis) immediately prior to the share issuance or grant of the Award in question.

“Participant” shall mean an Eligible Person designated to be granted an Award under this Plan.

“Performance Multiplier” means the “Performance Multiplier” set out in the Award Agreement for an award of Performance Share Units, between zero (0) and two (2);

“Performance Period” means the three-year period or such shorter period as set out in the Award Agreement for an award of Performance Share Units;

“Performance Share Unit” means a right representing a notional unit equivalent in value to a Share, credited by means of a bookkeeping entry in the books of the Company in accordance with Section 6(d) that generally becomes vested, if at all, subject to the attainment of Performance Vesting Conditions and the satisfaction of such other conditions to vesting, if any, as may be determined by the Committee.

“Performance Vesting Conditions” means such performance-related conditions in respect of the vesting of Performance Share Units determined by the Committee and set forth in the Award Agreement, which may include but are not limited to, financial or operational performance of the Company, total shareholder return, return on equity or individual performance criteria, measured over the Performance Period;

“Person” shall mean any individual or entity, including a corporation, partnership, limited liability company, association, joint venture or trust.

“Plan” shall mean the Company’s 2026 Stock and Incentive Plan, as amended from time to time.

“Exchange Manual” means the TSX Company Manual, as may be amended or restated from time to time.

“Restricted Stock Unit” shall mean any unit granted under Section 6(c) of this Plan evidencing the right to receive a Share (or a cash payment equal to the Fair Market Value of a Share) at some future date, provided that in the case of Canadian Taxpayers, that such date shall not be later than December 31 of the third calendar year following the calendar year in which services were performed in respect of the corresponding Restricted Stock Unit awarded.

“Section 409A” shall mean Section 409A of the Code, or any successor provision, and applicable Treasury Regulations and other applicable guidance thereunder.

“Securities Act” shall mean the U.S. Securities Act of 1933, as amended.

“Securities Laws” means securities legislation, securities regulation and securities rules, as amended, and the written policies, notices, instruments and blanket orders in force from time to time that govern or are applicable to the Company or to which it is subject and the applicable rules of the TSX and any other exchange on which the Shares may then trade;

“Security Based Compensation Arrangement” has the meaning given to such term in the Exchange Manual.

“Separation Date” means the date upon which a Participant ceases providing services to the Company or a Designated Affiliate as an employee (including a director), in each case, without regard to any period of notice, pay in lieu of notice, or severance that may follow the Separation Date pursuant to the terms of the Participant’s employment or services agreement (if any), the applicable employment standards legislation or the common law (if applicable), and regardless of whether the Termination was lawful or unlawful, except as may otherwise be required to meet the minimum standards prescribed by the applicable employment standards legislation.

“Separation from Service” has the meaning given to such phrase in United States Treasury Regulation § 1.409A-1(h);

“Share” or “Shares” shall mean shares of common stock in the capital of the Company (or such other securities or property as may become subject to Awards pursuant to an adjustment made under Section 4(c) of this Plan).

“Specified Employee” shall mean a specified employee as defined in Section 409A(a)(2)(B) of the Code or applicable proposed or final regulations under Section 409A, determined in accordance with procedures established by the Company and applied uniformly with respect to all plans maintained by the Company that are subject to Section 409A.

“Tax Act” means the Income Tax Act (Canada).

“Termination” means:

in the case of a director, the removal of or failure to re-elect or re-appoint the director as a director of the Company or a Designated Affiliate or resignation;

in the case of an employee, the Termination of the employment of the employee, with or without cause, by the Company or a Designated Affiliate, regardless of whether such Termination was lawful or unlawful, or resignation;

in the case of an officer, the removal of or failure to re-elect or re-appoint the officer as an officer of the Company or a Designated Affiliate or resignation; or

(D)    in the case of a consultant, the Termination of the consulting arrangement with the consultant, whether by notice from the Company or the consultant or otherwise by operation of the terms of the arrangement, or the cessation of services being provided by the consultant, in each case, other than due to the death or Disability of a Participant.

“TSX” means the Toronto Stock Exchange.

“U.S. Award Holder” shall mean any holder of an Award who is in the United States or is a “U.S. person” (as defined in Rule 902(k) of Regulation S under the Securities Act) or who is holding or exercising Awards in the United States or while a U.S. Person.

Administration

Power and Authority of the Committee. This Plan shall be administered by the Committee. Subject to the express provisions of this Plan and to applicable law, the Committee shall have full power and authority to: (i) designate Participants; (ii) determine the type or types of Awards to be granted to each Participant under this Plan; (iii) determine the number of Shares to be covered by (or the method by which payments or other rights are to be calculated in connection with) each Award; (iv) determine the terms and conditions of any Award or Award Agreement, including any terms relating to the forfeiture of any Award and the forfeiture, recapture or disgorgement of any cash, Shares or other amounts payable with respect to any Award; (v) amend the terms and conditions of any Award or Award Agreement, subject to the limitations under Section 7; (vi) accelerate the exercisability of any Award or the lapse of any restrictions relating to any Award, subject to the limitations in Section 7, (vii) determine whether, to what extent and under what circumstances Awards may be exercised or settled in cash, Shares, other securities, other Awards or other property (excluding promissory notes), or canceled, forfeited or suspended, subject to the limitations in Section 7; (viii) determine whether, to what extent and under what circumstances amounts payable with respect to an Award under this Plan shall be deferred either automatically or at the election of the holder thereof or the Committee, subject to the requirements of Section 409A; (ix) interpret and administer this Plan and any instrument or agreement, including an Award Agreement, relating to this Plan; (x) establish, amend, suspend or waive such rules and regulations and appoint such agents as it shall deem appropriate for the proper administration of this Plan; (xi) make any other determination and take any other action that the Committee deems necessary or desirable for the administration of this Plan; and (xii) adopt such modifications, rules, procedures and subplans as may be necessary or desirable to comply with provisions of the laws of the. jurisdictions in which the Company or an Affiliate may operate, including, without limitation, establishing any special rules for Affiliates, Eligible Persons or Participants located in any particular country, in order to meet the objectives of this Plan and to ensure the viability of the intended benefits of Awards granted to Participants located in such non-United States jurisdictions. Unless otherwise expressly provided in this Plan, all designations, determinations, interpretations and other decisions under or with respect to this Plan or any Award or Award Agreement shall be within the sole discretion of the Committee, may be made at any time and shall be final, conclusive and binding upon any Participant, any holder or beneficiary of any Award or Award Agreement, and any employee of the Company or any Affiliate.

Delegation. The Committee may delegate to one or more officers or Directors of the Company, subject to such terms, conditions and limitations as the Committee may establish in its sole discretion, the authority to grant Awards; provided, however, that the Committee shall not delegate such authority in such a manner as would cause this Plan not to comply with applicable exchange rules or applicable corporate law.

Power and Authority of the Board. Notwithstanding anything to the contrary contained herein, (i) the Board may, at any time and from time to time, without any further action of the Committee, exercise the powers and duties of the Committee under this Plan, unless the exercise of such powers and duties by the Board would cause this Plan not to comply with the requirements of all applicable securities rules and (ii) only the Committee (or another committee of the Board comprised of directors who qualify as independent directors within the meaning of the independence rules of any applicable securities exchange where the Shares are then listed) may grant Awards to Non-Employee Directors.

Indemnification. To the full extent permitted by law, (i) no member of the Board, the Committee or any person to whom the Committee delegates authority under this Plan shall be liable for any action or determination taken or made in good faith with respect to this Plan or any Award made under this Plan, and (ii) the members of the Board, the Committee and each person to whom the Committee delegates authority under this Plan shall be entitled to indemnification by the Company with regard to such actions and determinations. The provisions of this paragraph shall be in addition to such other rights of indemnification as a member of the Board, the Committee or any other person may have by virtue of such person’s position with the Company.

Shares Available for Awards

Shares Available. Subject to adjustment as provided in Section 4(c) of this Plan, the aggregate number of Shares that may be issued under all Awards under this Plan shall not exceed 10% of Outstanding Issue, less the number of Shares underlying any stock options outstanding under the Legacy Plan from time to time, and subject to the provisions of sections 422 and 424 of the Code. The aggregate number of Shares that may be issued under all Awards under this

Plan shall be reduced by Shares subject to Awards issued under this Plan in accordance with the Share counting rules described in Section 4(b) below. For greater certainty, Shares available for grants of Incentive Stock Options under the Plan to Participants who are not Canadian Taxpayers is limited to 10% of Outstanding Issue as of the date of shareholder approval of this Plan. The Company shall not grant any new stock options under the Legacy Plan following the date on which this Plan has been approved by the shareholders of the Company other than in connection with any anti-dilution or dividend equivalent provisions of the Legacy Plan in respect of options outstanding thereunder as of such date.

Counting Shares. For purposes of this Section 4, if an Award entitles the holder thereof to receive or purchase Shares, the number of Shares covered by such Award or to which such Award relates shall be counted on the date of grant of such Award against the aggregate number of Shares available for granting Awards under this Plan.

Shares Added Back to Reserve. If any Shares covered by an Award or to which an Award relates are not purchased or are forfeited or are reacquired by the Company (including any Shares withheld by the Company or Shares tendered to satisfy any tax withholding obligation pursuant to Section 8 of this Plan), or if an Award otherwise terminates or is cancelled without delivery of any Shares, then the number of Shares counted against the aggregate number of Shares available under this Plan with respect to such Award, to the extent of any such forfeiture, reacquisition by the Company, termination or cancellation, shall again be available for granting Awards under this Plan. Notwithstanding the provisions of Section 4(b)(i), any such Shares shall not be subsequently issued pursuant to the exercise of Incentive Stock Options.

Cash-Only Awards. Awards that do not entitle the holder thereof to receive or purchase Shares shall not be counted against the aggregate number of Shares available for Awards under this Plan.

Substitute Awards Relating to Acquired Entities. Shares issued under Awards granted in substitution for awards previously granted by an entity that is acquired by or merged with the Company or an Affiliate shall not be counted against the aggregate number of Shares available for Awards under this Plan.

Incentive Stock Options. For purposes of the specific limitations on Incentive Stock Options the number of Shares covered by an Incentive Stock Option shall be counted on the date of grant of such Incentive Stock Option against the aggregate number of Shares available for granting under this Plan.

Adjustments. In the event that any dividend (other than a regular cash dividend) or other distribution (whether in the form of cash, Shares, other securities or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase or exchange of Shares or other securities of the Company, issuance of warrants or other rights to purchase Shares or other securities of the Company or other similar corporate transaction or event affects the Shares such that an adjustment is necessary in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under this Plan, then the Committee shall, in such manner as it may deem equitable, adjust any or all of (i) the number and type of Shares (or other securities or other property) that thereafter may be made the subject of Awards, (ii) the number and type of Shares (or other securities or other property) subject to outstanding Awards, (iii) the purchase price or exercise price with respect to any Award and (iv) the limitation contained in Section 4(d) below; provided, however, that: (i) the number of Shares covered by any Award or to which such Award relates shall always be a whole number; and (ii) the Company may settle any such additional entitlements as a result of an adjustment under this Section 4(c) with cash in lieu of Shares if the Company does not have a sufficient number of Shares available to satisfy its obligations in respect of such adjustment or where the issuance of Shares underlying an Award would result in a breach on the limit of the number of Shares available for issuance under this Plan. Any adjustments shall be made by the Committee or the Board, whose determination in that respect shall be final, binding and conclusive. Any adjustment, other than in connection with a security consolidation or security split, to Awards granted or issued under this Plan must be subject to the prior acceptance of the TSX, including adjustments related to an amalgamation, merger, arrangement, reorganization, spin-off, dividend or recapitalization.

Limits with Respect to Certain Persons: The maximum number of Shares subject to an Award shall be determined by the Committee subject to the following limitations:

         the number of Shares issued to Insiders as a group, pursuant to the exercise or settlement of Awards granted under this Plan and all other Security Based Compensation Arrangements of the Company, in any 12-month period, cannot exceed 10% of the Outstanding Issue; and

         the number of Shares issuable to Insiders, at any time, under all Security Based Compensation Arrangements of the Company, cannot exceed 10% of the Outstanding Issue.

Eligibility

Any Eligible Person shall be eligible to be designated as a Participant. In determining which Eligible Persons shall receive an Award and the terms of any Award, the Committee may take into account the nature of the services rendered by the respective Eligible Persons, their present and potential contributions to the success of the Company and/or such other factors as the Committee, in its discretion, shall deem relevant. Notwithstanding the foregoing, an Incentive Stock Option may only be granted to employees (which term, as used herein, includes, without limitation, officers and Directors who are also employees), and an Incentive Stock Option shall not be granted to an employee of an Affiliate unless such Affiliate is also a “subsidiary corporation” of the Company within the meaning of Section 424(f) of the Code or any successor provision.

Awards

Options. Each Option shall be in such form and shall contain such terms and conditions as the Committee shall deem appropriate, and the provisions of separate Options need not be identical. The Committee is hereby authorized to grant Options to Eligible Persons, provided that such Eligible Person provides services to the Company or any entity in which the Company has a direct or indirect controlling interest, as determined under United States Treasury Regulation 1.409A-1(b)(5)(iii)(E)(1). For certainty, Options under this Plan may not be awarded to employees of any direct or indirect parent company of the Company. Options may be granted with the following terms and conditions and with such additional terms and conditions not inconsistent with the provisions of the Plan, as the Committee shall determine:

         Exercise Price. The Committee will establish the exercise price of an Option at the time each Option is granted, which exercise price must in all cases be not less than the Fair Market Value on the Date of Grant.

         Award Term. Subject to any accelerated termination as set forth in this Plan, each Option expires on its Expiry Date at which time such Option will expire and be of no further force or effect and no amount shall be payable to the Participant in respect thereof as compensation, damages or otherwise, provided, however, that if an Option expires during a Blackout Period, then, notwithstanding any other provision of this Plan, unless the delayed expiration would cause or otherwise result in adverse tax consequences, the Option shall expire ten (10) Business Days after the Blackout Period is lifted by the Company.

Vesting and Exercisability.

         The Committee shall have the authority to determine the vesting terms applicable to grants of Options. The vesting schedule of any Options granted pursuant to this Plan shall be stated in the Award Agreement for such Options.

         Once an Option becomes vested, it shall remain vested and shall be exercisable until expiration or termination of the Option, unless otherwise specified by the Committee. Each vested Option may be exercised at any time or from time to time until expiration or termination of the Option for up to the total number of Shares with respect to which it is then exercisable. The Committee has the right to accelerate the date upon which any installment of any Option becomes exercisable.

         An Option may be exercised only by the Participant or the Participant’s personal representative. Subject to the provisions of this Plan and the applicable Award Agreement, a vested Option may be exercised, in whole or in part (subject to any applicable exercise restrictions), at any time or from time to time up to 4:30 p.m. (Toronto) on its Expiry Date by delivering to the Company an Exercise Notice and must be exercised by means of a fully completed Exercise Notice delivered to the Company.

         The Committee may provide at the time of granting an Option that the exercise of that Option is subject to restrictions such as vesting conditions relating to the attainment of specified performance objectives.

Payment of Exercise Price

                          Unless otherwise specified by the Committee Administrator, the Exercise Notice must be accompanied by payment of the Exercise Price. The Exercise Price must be fully paid by certified cheque, bank draft or money order payable to the Company in an amount equal to the aggregate exercise price of the Shares to be purchased, or by such other means as might be specified from time to time by the Committee, which may include (i) through an arrangement with a broker approved by the Company (or through an arrangement directly with the Company) whereby payment of the exercise price is accomplished with the proceeds of the sale of Shares deliverable upon the exercise of the Option, (ii) through the Cashless Exercise process set out in subsection (B) immediately below, or (iii) such other consideration and method of payment for the issuance of Shares to the extent permitted by Securities Laws, or any combination of the foregoing methods of payment.

         A Participant may, in lieu of exercising an Option pursuant to an Exercise Notice, elect to surrender such Option to the Company (a “Cashless Exercise”) in consideration for an amount from the Company equal to (i) the Fair Market Value of the Shares issuable on the exercise of such Option (or portion thereof) as of the date such Option (or portion thereof) is surrendered, less (ii) the aggregate exercise price of the Option (or portion thereof) surrendered relating to such Shares (the “In-the-Money Amount”), by written notice to the Company indicating the number of Options such Participant wishes to exercise using the Cashless Exercise, and such other information that the Corporation may require. Subject to Section 8, the Company shall satisfy payment of the In-the-Money Amount by delivering to the Participant such number of Shares (rounded down to the nearest whole number) having a Fair Market Value equal to the In-the-Money Amount.

         No Shares will be issued or transferred until full payment therefor has been received by the Company.

         If a Participant exercises Options through the Cashless Exercise process set out in subsection (B) above, to the extent that such Participant would be entitled to a deduction under paragraph 110(1)(d) of the Tax Act in respect of such exercise if the election described in subsection 110(1.1) of the Tax Act were made and filed (and the other procedures described therein were undertaken) on a timely basis after such exercise, the Company will cause such election to be so made and filed (and such other procedures to be so undertaken).

Restricted Stock Units. The Committee is hereby authorized to grant an Award of Restricted Stock Units to Eligible Persons with the following terms and conditions and with such additional terms and conditions not inconsistent with the provisions of this Plan as the Committee shall determine:

         Grant. A Restricted Stock Unit Award may be granted to a particular Eligible Person, other than a Non-Employee Director, in consideration for services rendered in the calendar year in which the grant occurs or as an incentive for future services rendered by the Eligible Person, other than a Non-Employee Director, to the Company or an Affiliate, as the case may be, as determined in the sole and absolute discretion of the Committee. In all cases, the Restricted Stock Units shall be in addition to, and not in substitution for or in lieu of, ordinary salary and wages payable to a Participant in respect of his or her services to the Company or an Affiliate of the Company. Each grant of Restricted Stock Units to an employee of the Company is intended to be exempt from the salary deferral arrangement rules under the Tax Act because the Restricted Stock Units are granted as bonus compensation and are to be redeemed no later than December 31 of the third calendar year following the service year in respect of which the Restricted Stock Units are awarded.

Settlement.

         The Committee shall have the sole authority to determine the settlement terms applicable to the grant of Restricted Stock Units (and related Dividend Equivalents) and unless otherwise determined by the Committee, the settlement date in respect of vested Restricted Stock Units (and related Dividend Equivalents) shall be on or as soon as practicable following the date that such Restricted Stock Units (and related Dividend Equivalents) vest. Except as otherwise provided in an Award Agreement, on the settlement date for any Restricted Stock Units (and related Dividend Equivalents), the Company shall redeem, in its discretion, each vested Restricted Stock Unit (and each related Dividend Equivalent) for: (i) one fully paid and non-assessable Share issued from treasury; (ii) a cash payment; or (iii) a combination of Shares and cash as contemplated by paragraphs (i) and (ii) above.

         Any cash payments made under this Section 6(b) by the Company to a Participant in respect of vested Restricted Stock Units (and related Dividend Equivalents) to be redeemed for cash shall be calculated by multiplying the number of vested Restricted Stock Units (and related Dividend Equivalents) to be redeemed for cash by the Fair Market Value per Share as at the settlement date, subject to Section 8.

         Payment of cash to Participants on the redemption of vested Restricted Stock Units (and related Dividend Equivalents) may be made through the Company’s or any of its Affiliates’ payroll in the pay period that the settlement date falls within.

         Except as otherwise provided in an Award Agreement, no settlement date for any Restricted Stock Unit (and related Dividend Equivalent) shall occur, and no Share shall be issued or cash payment shall be made in respect of any Restricted Stock Unit (and related Dividend Equivalent), under this Section 6(b) any later than the final Business Day of the third (3rd) calendar year following the service year in respect of which the Restricted Stock Unit was granted.

         Notwithstanding anything herein or in the applicable Award Agreement to the contrary, with respect to any Restricted Stock Units granted to a U.S. Award Holder, the settlement date in respect of such Restricted Stock Units (and related Dividend Equivalents) shall occur on or as soon as practicable, but in all events by March 15 of the year next following the year in which such Restricted Stock Units (and related Dividend Equivalents) vest according to the original vesting date(s) set out in the applicable Award Agreement; provided that, if the U.S. Award Holder vests in his or her Restricted Stock Units and related Dividend Equivalents upon death or upon termination by the Company or an Affiliate of the Company without cause pursuant to the terms of this Plan, then such settlement shall instead occur no later than March 15 of the year following the year in which the Termination occurs, and shall be calculated by reference to the Fair Market Value of a Share determined at the time of Termination.

         Forfeiture. Except as otherwise determined by the Committee or as provided in an Award Agreement, upon a Participant’s termination of employment or service or resignation or removal as a Director (in either case, as determined under criteria established by the Committee) during the applicable restriction period, all Restricted Stock Units held by such Participant at such time shall be forfeited and reacquired by the Company for cancellation at no cost to the Company; provided, however, that the Committee may waive in whole or in part any or all remaining restrictions with respect to Restricted Stock Units.

Vesting.

         The Committee shall have the authority to determine any vesting terms applicable to the grant of Restricted Stock Units; provided that, unless otherwise determined by the Committee or as set out in any Award Agreement, no Restricted Stock Unit shall vest later than the final Business Day of the third (3rd) calendar year following the service year in respect of which the Restricted Stock Unit was granted. The Committee may, at any time, accelerate the vesting of any or all Restricted Stock Units and related Dividend Equivalents in its discretion.

         Subject to the terms of the Participant’s Award Agreement, or the Committee expressly providing to the contrary, a Participant’s Restricted Stock Units shall vest over a three (3)-year period in equal installments on each of the first, second and third anniversaries of the Date of Grant; provided that, in the third year, vesting shall occur no later than the final Business Day of that year.

Restricted Stock Units Account.

All Restricted Stock Units received by a Participant shall be credited to an account maintained for the Participant on the books of the Company, as of the Date of Grant.

Deferred Share Units. The Committee may, from time to time, fix a portion of the Annual Retainer Fees that is to be payable to Directors in the form of Deferred Share Units (“Mandatory Deferred Share Units”); provided that, any such determination must be made in compliance with applicable Securities Laws by December 31st in the year prior to the year to which such Annual Retainer Fees relate. In addition, each Director is given, subject to the conditions stated herein (including Section 4(a)), the right to elect in accordance with Section 6(c)(i)(A) to receive Annual Retainer Fees in the form of Deferred Share Units pursuant to Section 6(c) in lieu of cash.

Grant of Deferred Share Units.

Subject to Section 6(c)(i)(D), each Director who elects to receive their Elected Amount in the form of Deferred Share Units in lieu of cash will be required to file a notice of election as determined by the Committee from time to time (the “Election Notice”) with the Company: (i) in the case of an existing Director, by December 31st in the year prior to the year to which such election is to apply; and (ii) in the case of a newly appointed Director, within thirty (30) days of such appointment only with respect to compensation paid for services to be performed after the date of such initial Election Notice. In the case of an existing Director as of the Effective Date, an initial Election Notice may be filed by the date that is thirty (30) days from the Effective Date only with respect to compensation paid for services to be performed after the date of the initial Election Notice. If no election is made within the foregoing time frames, the Director shall be deemed to have elected to be paid the entire amount of his or her Annual Retainer Fees in cash (other than the Mandatory Deferred Share Units). The number of Deferred Share Units granted at any particular time pursuant Section 6(c) (except for Section 6(c)(i)(E)) will be calculated by dividing (i) the portion of the Annual Retainer Fees to be received in the form of Deferred Share Units, as applicable, by (ii) the Fair Market Value of a Share on the Date of Grant.

Subject to Section 6(c)(i)(D) and Section 6(c)(i)(E), unless otherwise specified in the Election Notice, the election of a Director under Section 6(c)(i)(A) shall be deemed to apply to all Annual Retainer Fees to be paid in cash in respect of services performed in the year subsequent to the filing of the Election Notice. Participants shall be required to file an Election Notice in respect of each calendar year.

An election by a Director to receive the Elected Amount in Deferred Share Units in lieu of cash for any calendar year is irrevocable for that calendar year after the expiration of the election period for that year.

Notwithstanding any of the foregoing provisions of Section 6(c), the Company shall not effect any election to receive a Director’s Elected Amount in the form of Deferred Share Units in lieu of cash or any termination of such election (and shall notify any applicable individual of such determination) where the Board does not believe such action is appropriate having regard for any material information to which the Board may be privy that has not been publicly disclosed; provided that, with respect to an Elected Amount of a U.S. Award Holder, the foregoing shall be applied solely to the extent permitted under, and in accordance with, Section 409A of the Code.

In addition to the foregoing, the Committee may, from time to time, subject to the provisions of this Plan and such other terms and conditions as the Committee may prescribe, grant Deferred Share Units to any Director. The applicable Award Agreement shall notify each Director in writing of the number of Deferred Share Units to be granted and of the vesting conditions thereof on the Date of Grant. The grant of a Deferred Share Unit to a Participant at any time shall neither entitle such Participant to receive, nor preclude such Participant from receiving, a subsequent grant of a Deferred Share Unit. A Director may receive Deferred Share Units on more than one occasion under the Plan and may receive separate Deferred Share Units on any one occasion.

Vesting.

Except as otherwise determined by the Committee, Mandatory Deferred Share Units and Deferred Share Units granted in respect of the Elected Amount shall vest immediately upon grant, and Deferred Share Units otherwise granted pursuant to Section 6(c)(i)(E) shall vest as determined by the Committee.

Notwithstanding the foregoing or anything else herein contained, the Committee shall have the discretion to provide for the vesting of Deferred Share Units (and related Dividend Equivalents) granted hereunder in a manner different from the foregoing.

Settlement.

The Committee shall have the sole authority to determine the settlement terms applicable to the grant of Deferred Share Units (and related Dividend Equivalents) and unless otherwise determined by the Committee, the settlement date in respect of vested Deferred Share Units (and related Dividend Equivalents) shall be within thirty (30) days from the Separation Date or, in respect of a non-U.S. Award

Holder, within thirty (30) days from the DSU Termination Event, subject to the six-month delay that may be required under Section 409(A) of the Code; provided that, to the extent the settlement date falls during or within five (5) Business Days following a Blackout Period, the settlement date shall, in the case of a non-U.S. Award Holder, be the earlier of (A) the tenth (10th) Business Day following the end of such Blackout Period, and (B) December 15th of the year following the year in which the Participant’s DSU Termination Event occurs. With respect to a U.S. Award Holder, if the Blackout Period delays the settlement beyond the 30th day following the Separation Date (or in the case of a required six-month delay under Section 409(A) of the Code, delays settlement following such six-month anniversary date (the “Original Settlement Date”, respectively), the new settlement date shall in all events occur the earlier of (A) the tenth (10th ) Business Day following the end of such Blackout Period, and (B) December 31 of the calendar year in which the Original Settlement Date occurs, or the 60th day following the Original Settlement Date if such date extends beyond the last day of such calendar year.

On the settlement date for any Deferred Share Units (and related Dividend Equivalents), the Company shall redeem, in its discretion, each vested Deferred Share Unit (and related Dividend Equivalent) for: (i) one fully paid and non-assessable Share issued from treasury; (ii) a cash payment; or (iii) a combination of Shares and cash as contemplated by paragraphs (i) and (ii) above.

Any cash payments made under this Section 6(c) by the Company to a Participant in respect of Deferred Share Units (and related Dividend Equivalents) to be redeemed for cash shall be calculated by multiplying the number of vested Deferred Share Units (and related Dividend Equivalents) to be redeemed for cash by the Fair Market Value per Share as at the settlement date, subject to Section 8.

Payment of cash to Participants on the redemption of vested Deferred Share Units (and related Dividend Equivalents) may be made through the Company’s payroll in the pay period that the settlement date falls within.

A Participant shall have no further rights respecting any Deferred Share Units (and related Dividend Equivalents) which has been settled and paid out in accordance with this Plan.

U.S. Taxpayers.

Notwithstanding any other provision of this Plan to the contrary, if the Deferred Share Units of a U.S. Award Holder are subject to tax under both the income tax laws of Canada and the income tax laws of the United States, the following special rules regarding forfeiture will apply. For greater clarity, these forfeiture provisions are intended to avoid adverse tax consequences under Section 409A of the Code and/or under paragraph 6801(d) of the regulations under the Tax Act, that may result because of the different requirements as to the time of redemption of Deferred Share Units (and thus the time of taxation) with respect to a U.S. Award Holder’s Separation Date (under U.S. tax law) and the U.S. Award Holder’s DSU Termination Event (under Canadian tax law). The intended consequence of this Section 6 (c)(iv) is that payments to U.S. Award Holders in respect of Deferred Share Units will only occur if such U.S. Award Holder experiences both a Separation from Service and a DSU Termination Event. If a U.S. Award Holder does not experience both a Separation from Service and a DSU Termination Event, including in the circumstances enumerated below, such Deferred Share Units shall instead be immediately and irrevocably forfeited:

a U.S. Award Holder experiences a Separation from Service as a result of a permanent decrease in the level of services such U.S. Award Holder provides to the Company or a related entity that is considered the same service recipient under Section 409A of the Code to less than 20% of his or her past service, but such U.S. Award Holder continues to provide some level of service to the Company or a related entity;

a U.S. Award Holder experiences a Separation from Service as a result of ceasing to be a member of the Board, but such U.S. Taxpayer continues providing services as an employee of the Company or related entity; or

a U.S. Award Holder, for any reason, experiences a DSU Termination Event, but continues to provide services as an independent contractor such that he or she has not experienced a Separation of Service.

Deferred Share Units Account.

All Deferred Share Units received by a Participant shall be credited to an account maintained for the Participant on the books of the Company, as of the Date of Grant.

Performance Share Units. The Committee may, from time to time, subject to the provisions of this Plan and such other terms and conditions as the Committee may prescribe, grant Performance Share Units to any Eligible Person other than a Non-Employee Director. The grant of a Performance Share Unit to a Participant at any time shall neither entitle such Participant to receive, nor preclude such Participant from receiving, a subsequent grant of a Performance Share Unit. An Eligible Person (other than a Non-Employee Director) may receive Performance Share Units on more than one occasion under this Plan and may receive separate Performance Share Units on any one occasion. Unless otherwise provided in the applicable Award Agreement, Performance Share Units granted to a Participant shall be awarded in respect of services provided by the Participant in the calendar year in which the Date of Grant occurs. In all cases, the Performance Share Units shall be in addition to, and not in substitution for or in lieu of, ordinary salary and wages payable to a Participant in respect of the Participant’s services to the Company or an Affiliate. Each grant of Performance Share Units to an Employee is intended to be exempt from the salary deferral arrangement rules under the Tax Act because the Performance Share Units are granted as bonus compensation and are redeemed no later than December 31 of the third calendar year following the service year in respect of which the Performance Share Units are awarded.

Each Performance Share Unit will consist of a right to receive a Share, cash payment, or a combination thereof (as provided in Section 6(d)(iii)), in connection with the achievement of such Performance Vesting Conditions during such Performance Period(s) as the Committee Administrator shall establish and set forth in the applicable Award Agreement.

Performance Vesting Conditions.

The Committee will set the Performance Vesting Conditions, which may be applied relative to performance of an index or comparator group, or on any other basis determined by the Committee. The Committee may modify the Performance Vesting Conditions as necessary to align them with the Company’s corporate objectives, subject to any limitations set forth in an Award Agreement or an employment or service agreement (or similar agreement) with a Participant. The Performance Vesting Conditions may include a threshold level of performance below which no payment will be made (or no vesting will occur), levels of performance at which specified payments will be made (or specified vesting will occur), and a maximum level of performance above which no additional payment will be made (or at which maximum vesting will occur), all as set forth in the applicable Award Agreement. The degree of achievement of the applicable Performance Vesting Conditions and the corresponding Performance Multiplier shall be determined by the Committee in its discretion. The Committee may, at any time, accelerate the vesting of any or all Performance Share Units (and related Dividend Equivalents) in its discretion.

Vesting of Performance Share Units.

The Committee shall have the authority to determine any vesting terms, including the timing of vesting, applicable to the grant of Performance Share Units. Vesting of Performance Share Units shall be subject to and dependent on the achievement of the Performance Vesting Conditions as determined by the Committee and as set forth in the applicable Award Agreement. The number of Performance Share Units which vest on a vesting date shall be equal to: (i) the number of Performance Share Units (and related Dividend Equivalents) credited to the Participant’s account as at the applicable vesting date; multiplied by (ii) the Performance Multiplier, determined in accordance with the terms of the applicable Award Agreement.

Settlement of Performance Share Units.

The Committee shall have the authority to determine the settlement terms applicable to the grant of Performance Share Units (and related Dividend Equivalents) and unless otherwise determined by the Plan Administrator, the settlement date in respect of vested Performance Share Units (and related Dividend Equivalents) shall be on or as soon as practicable following the date that such Performance Share Units (and related Dividend Equivalents) vest. Except as otherwise provided in an Award Agreement, on the settlement date for any Performance Share Units (and related Dividend Equivalents), the Company shall redeem, in its discretion, each vested Performance Share Unit (and each related Dividend Equivalent) for: (i) one fully paid Share issued from treasury; (ii) a cash payment; or (iii) a combination of Shares and cash as contemplated by paragraphs (i) and (ii) above.

Any cash payments made under this Section 6(d) by the Company to a Participant in respect of vested Performance Share Units (and related Dividend Equivalent) to be redeemed for cash shall be calculated by multiplying the number of vested Performance Share Units (and related Dividend Equivalent) to be redeemed for cash by the Fair Market Value per Share as at the settlement date, subject to Section 8.

Payment of cash to Participants on the redemption of vested Performance Share Units (and related Dividend Equivalents) may be made through the Company’s or any of its Affiliates’ payroll in the pay period that the settlement date falls within.

Except as otherwise provided in an Award Agreement, no settlement date for any Performance Share Unit (and related Dividend Equivalents) shall occur, and no Share shall be issued or cash payment shall be made in respect of any Performance Share Unit (and related Dividend Equivalents), under Section 6(d) any later than the final Business Day of the third (3rd) calendar year following the service year in respect of which the Performance Share Unit was granted.

Notwithstanding anything herein or in the applicable Award Agreement to the contrary, and subject to Section 14 below, with respect to any Performance Share Units granted to a U.S. Award Holder, the settlement date in respect of such Performance Share Units (and related Dividend Equivalents) shall occur on or as soon as practicable, but in all events by March 15 of the year next following the year in which such Performance Share Units (and related Dividend Equivalents) vest according to the original vesting date(s) or last day of the applicable Performance Period set out in the applicable Award Agreement; provided that, if the U.S. Award Holder vests in his or her Performance Share Units and related Dividend Share Units upon death, then such settlement shall instead occur no later than March 15 of the year next following the year in which the Termination occurs, and shall be calculated by reference to the Fair Market Value of a Share determined at the time of Termination.

A Participant shall have no further rights respecting any Performance Share Units (and related Dividend Equivalents) which have been settled and paid out in accordance with this Plan.

Performance Share Units Account.

All Performance Share Units received by a Participant shall be credited to an account maintained for the Participant on the books of the Company, as of the Date of Grant.

Ceasing to be an Eligible Person. If a Participant ceases to be an Eligible Person, his or her Awards shall be exercisable as follows (subject to any other provisions of this Plan permitting any extension, and any extension that may be approved by the Directors and permitted by the Exchange Manual):

Death or Disability

If the Participant ceases to be an Eligible Person, due to his or her death or Disability, the Awards then held by the Participant shall be eligible to acquire vested Shares at any time up to but not after the earlier of:

(A)    365 days after the date of death or Disability; and

(B)    the expiry date of such Award;

Termination For Cause

If the Participant ceases to be an Eligible Person as a result of Termination for cause, as that term is interpreted by the courts of the jurisdiction in which the Participant is employed or engaged, any outstanding Award held by such Participant on the date of such Termination, whether in respect of Shares that are vested or not, shall be cancelled as of the date of Termination.

Retirement, Voluntary Resignation or Termination Other than For Cause

If the Participant ceases to be an Eligible Person due to his or her retirement at the request of his or her employer earlier than the normal retirement date under the Company’s retirement policy then in force, or due to his or her Termination by the Company other than for cause, or due to his or her voluntary resignation, the Awards then held by the Participant shall be exercisable to acquire vested Shares at any time up to but not after the earlier of the expiry date of each such Award and the date which is twelve (12) months after the Participant ceases to be an Eligible Person.

Interpretation

(A)    For purposes of Section 6(e), the dates of death, Disability, Termination, retirement, voluntary resignation, ceasing to be an Eligible Person and incapacity shall be interpreted to be without regard to any period of notice (statutory or otherwise) or whether the Participant or his or her estate continues thereafter to receive any compensatory payments from the Company or is paid salary by the Company in lieu of notice of Termination.

(B)    For greater certainty, an Award that had not become vested in respect of certain unissued Shares at the time that the relevant event referred to in this Section 6(g) occurred, shall not be or become vested or exercisable in respect of such unissued Shares and shall be cancelled.

(C)    For purposes of Section 6(g), with respect to any Eligible Person who is subject to Section 409A of the Code, the term “Award” shall mean an Option to the extent such Award is exercisable, but not a Deferred Share Unit, Restricted Stock Unit, or Performance Share Unit granted under this Plan.

GeneralConsideration for Awards. Awards may be granted for no cash consideration or for any cash or other consideration as may be determined by the Committee or required by applicable law. Unless an Award Agreement expressly states otherwise, all dollar values awarded and purchase consideration shall be in Canadian currency.

Limits on Transfer of Awards. Awards shall not be transferable or assignable by the Participant otherwise than by will or the laws of descent and distribution, and shall be exercisable during the lifetime of a Participant only by the Participant and after death only by the Participant’s legal representative.

Restrictions; Securities Exchange Listing. All Shares or other securities delivered under this Plan pursuant to any Award or the exercise thereof shall be subject to such restrictions as the Committee may deem advisable under this Plan, applicable federal or state securities laws and regulatory requirements, and the Committee may cause appropriate entries to be made with respect to, or legends to be placed on the certificates for, such Shares or other securities to reflect such restrictions. The Company shall not be required to deliver any Shares or other securities covered by an Award unless and until the requirements of any federal, provincial or state securities or other laws, rules or regulations (including the rules of any securities exchange) as may be determined by the Company to be applicable are satisfied.

Prohibition on Option Repricing. Except as provided in Section 4(c) hereof, the Committee may not, without prior approval of the Company’s shareholders and applicable stock exchange approval, seek to effect any repricing of any previously granted, “underwater” Option by: (i) amending or modifying the terms of the Option to lower the exercise price (or grant price); (ii) canceling the underwater Option and granting either (A) replacement Options having a lower exercise price (or grant price); or (B) Restricted Stock Units or Performance Share Units in exchange; or (iii) cancelling or repurchasing the underwater Option for cash or other securities. An Option will be deemed to be “underwater” at any time when the Fair Market Value of the Shares covered by such Award is less than the exercise price (or grant price) of the Award.

Section 409A Provisions. Notwithstanding anything in this Plan or any Award Agreement to the contrary, to the extent that any amount or benefit that constitutes “deferred compensation” to a Participant under Section 409A and applicable guidance thereunder is otherwise payable or distributable to a Participant under this Plan or any Award Agreement solely by reason of the occurrence of a change in control or due to the Participant’s disability or “separation from service” (as such term is defined under Section 409A), such amount or benefit will not be payable or distributable to the Participant by reason of such circumstance unless the Committee determines in good faith that (i) the circumstances giving rise to such change in control event, disability or separation from service meet the definition of a change in control event, disability, or separation from service, as the case may be, in Section 409A(a)(2)(A) of the Code and applicable proposed or final regulations, or (ii) the payment or distribution of such amount or benefit would be exempt from the application of Section 409A by reason of the short-term deferral exemption or otherwise. Any payment or distribution that otherwise would be made to a Participant who is a Specified Employee (as determined by the Committee in good faith) on account of separation from service may not be made before the date which is six months after the date of the Specified Employee’s separation from service (or if earlier, upon the Specified Employee’s death) unless the payment or distribution is exempt from the application of Section 409A by reason of the short-term deferral exemption or otherwise.

Acceleration of Vesting or Exercisability. No Award Agreement shall accelerate the exercisability of any Award or the lapse of restrictions relating to any Award in connection with a Change of Control event, unless such acceleration occurs upon the consummation of (or is effective immediately prior to the consummation of, provided that the consummation subsequently occurs) such Change of Control event.

Bona Fide Employees. For Awards granted to employees of the Company, Consultants or individuals employed by a company or individual providing management services to the Company, the Company and the Participant are responsible for ensuring and confirming that the Participant is a bona fide employee of the Company, Consultant or individual employed by a company or individual providing management services to the Company, as the case may be.

Continuation of Deferred Share Units. In the event of a Change of Control without the holder of Deferred Share Units being subject to his or her Separation Date prior to such Change of Control, any Deferred Share Units held by such Participant will continue and the Participant shall be entitled to receive upon his or her Separation Date the underlying Shares or cash payment, as applicable, or if the Change of Control results in a capital adjustment as contemplated in Section 4(c), any applicable adjusted number of Shares or other securities, cash or assets determined by the Board in accordance with such adjustment provisions.

Amendment and Termination

Amendments to this Plan and Awards. The Board may from time to time amend, suspend or terminate this Plan, and the Committee may amend the terms of any previously granted Award, provided that no amendment to the terms of any previously granted Award may (except as expressly provided in this Plan) materially and adversely alter or impair the terms or conditions of the Award previously granted to a Participant under this Plan without the written consent of the Participant or holder thereof, and provided further that to the extent a Participant is subject to taxation under the Code, no amendment to a previously granted Award or Award Agreement will be undertaken, and no exchange or substitution of one Award for another will be undertaken, in a manner that would cause such Award not to be exempt from, or not to comply with, Code Section 409A. Any amendment to this Plan, or to the terms of any Award previously granted, is subject to compliance with all applicable laws, rules, regulations and policies of any applicable governmental entity or securities exchange, including receipt of any required approval from the governmental entity or stock exchange. For greater certainty and without limiting the foregoing, the Board may amend, suspend, terminate or discontinue this Plan, and the Committee may amend or alter any previously granted Award, as applicable, without obtaining the approval of shareholders of the Company in order to make any amendment of a “housekeeping” nature, including, without limitation, to clarify the meaning of an existing provision of this Plan, correct or supplement any provision of this Plan that is inconsistent with any other provision of this Plan, correct any grammatical or typographical errors or amend the definitions in this Plan regarding administration of the Plan. For the avoidance of doubt, the Company may settle any such additional entitlements as a result of an adjustment under Section 4(c) with cash in lieu of Shares if the Company does not have a sufficient number of Shares available to satisfy its obligations in respect of such adjustment or where the issuance of Shares underlying an Award would result in a breach on the limit of the number of Shares available for issuance under this Plan.

Notwithstanding the foregoing and for greater certainty, prior approval of the shareholders of the Company shall be required for any amendment to this Plan or an Award that would:

require shareholder approval under the rules or regulations of the TSX or and any other exchange on which the Shares are or may be listed from time;

change the persons eligible to be granted or issued Awards under this Plan;

change the limits under this Plan on the amount of Awards that may be granted or issued to any one person or any category of persons;

increase the number of Shares reserved for issuance under this Plan as specified in Section 4 of this Plan, other than an adjustment pursuant to Section 4(c);

alter the method for determining the exercise price of Options;

change the maximum term of an Award;

increases the length of the period after a Blackout Period during which Options may be exercised;

increases or removes the limits on the participation of Non-Employee Directors or Insiders in Section 4(d)(i);

reduces the exercise price of an Option or allows for the cancellation and reissuance of an Option, which would be considered a repricing under the rules of the Exchange, except as otherwise permitted under the provisions of this Plan;

permits Awards to be transferable or assignable other for normal estate settlement purposes; or

deletes or reduces the range of amendments which require approval of the Company’s shareholders under this this Section 7(a).

Without limiting the generality of Section 7, the Committee may, without the approval of the Company’s shareholders, at any time or from time to time, amend this Plan or any Awards for the purposes of:

making any amendments to the vesting provisions of an Award or the Plan;

making any amendments to the termination provisions of Awards or this Plan which do not entail an extension beyond the original expiry date of any Award (except pursuant to the provisions of Section 10);

making amendments to the definitions set out in Section 2 (other than to the definition of “Eligible Person”);

making any amendments necessary for Awards to qualify for favourable treatment under applicable tax laws;

making any amendments necessary to comply with the provisions of applicable law or the rules, regulations and policies of the TSX or any exchange on which the Shares are listed;

making any amendments of a “housekeeping” or administrative nature, including any changes or corrections which are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error in this Plan or in any Award or Award Agreement, provided that the Committee shall be of the opinion that such changes or corrections will not be prejudicial to the rights and interests of the Participants; and

making any amendments necessary to suspend or terminate this Plan.

Corporate Transactions and Change of Control. In the event of a Change of Control of the Company (or if the Company shall enter into a written agreement to undergo such a transaction or event), the Committee or the Board may, in its sole discretion, provide for any of the following to be effective upon the consummation of the Change of Control event (or effective immediately prior to the consummation of the event, provided that the consummation of the event subsequently occurs), and no action taken under this Section 7(b) shall be deemed to impair or otherwise adversely alter the rights of any holder of an Award or beneficiary thereof:

either (A) termination of the Award, whether or not vested, in exchange for an amount of cash and/or other property, if any, equal to the amount that would have been attained upon the exercise of the vested portion of the Award or realization of the Participant’s vested rights (and, for the avoidance of doubt, if, as of the date of the occurrence of the transaction or event described in this Section 7(b)(i)(A), the Committee or the Board determines in good faith that no amount would have been attained upon the exercise of the Award or realization of the Participant’s rights, then the Award may be terminated by the Company without any payment) or (B) the replacement of the Award with other rights or property selected by the Committee or the Board, in its sole discretion;

that the Award be assumed by the successor or survivor corporation, or a parent or subsidiary thereof, or shall be substituted for by similar options, rights or awards covering the stock of the successor or survivor corporation, or a parent or subsidiary thereof, with appropriate adjustments as to the number and kind of shares and prices;

that, subject to Section 6(f)(vi) and Section 6(f)(viii), the Award shall be exercisable or payable or fully vested with respect to all Shares covered thereby, notwithstanding anything to the contrary in the applicable Award Agreement; or

that the Award cannot vest, be exercised or become payable after a certain date in the future, which may be the effective date of the Change of Control event.

For greater certainty, a Change of Control event shall not include the exchange or conversion of securities the Company that are exchangeable or convertible, as applicable, into Shares.

Income Tax Withholding

The Company shall have the power and the right to deduct or withhold, or require a Participant to remit to the Company, the required amount to satisfy federal, provincial, territorial or foreign taxes, required by law or regulation to be deducted or withheld with respect to any taxable event arising as a result of the Plan. With respect to any required withholding, the Company shall have the irrevocable right to, and the Participant consents to, the Company setting off any amounts required to be withheld, in whole or in part, against amounts otherwise owing by the Company to the Participant (whether arising pursuant to the Participant’s relationship as a director, officer, employee or consultant of the Company or otherwise), or may make such other arrangements that are satisfactory to the Participant and the Company. In addition, the Company may elect, in its sole discretion, to satisfy the withholding requirement, in whole or in part, by withholding such number of Shares issuable pursuant to the Plan as it determines are required to be sold by the Company, as agent for the Participant, to satisfy any withholding obligations net of selling costs. The Participant consents to such sale and grants to the Company an irrevocable power of attorney to effect the sale of such Shares and acknowledges and agrees that the Company does not accept responsibility for the price obtained on the sale of such Shares. For greater certainty, the provisions of this Section 8 do not supersede any of the requirements of the Exchange Manual including, but not limited to, the alteration of the exercise price or an action resulting in a net exercise where such feature has not obtained prior shareholder approval.

U.S. Securities Laws

Neither the Awards nor the securities which may be acquired pursuant to the exercise of the Awards have been registered under the Securities Act or under any securities law of any state of the United States of America and are considered “restricted securities” (as such term is defined in Rule 144(a)(3) under the U.S. Securities Act and any Shares shall be affixed with an applicable restrictive legend as set forth in the Award Agreement. The Awards may not be offered or sold, directly or indirectly, in the United States except pursuant to registration under the U.S. Securities Act and the securities laws of all applicable states or available exemptions therefrom, and the Company has no obligation or present intention of filing a registration statement under the U.S. Securities Act in respect of any of the Awards or the securities underlying the Awards. Each U.S. Award Holder or anyone who becomes a U.S. Award Holder, who is granted an Award in the United States, who is a resident of the United States or who is otherwise subject to the Securities Act or the securities laws of any state of the United States will be required to complete an Award Agreement which sets out the applicable United States restrictions.

Blackout Period

If an Option expires during a Blackout Period, then, notwithstanding any other provision of this Plan, unless the delayed expiration would cause or otherwise result in adverse tax consequences, the Option shall expire ten (10) Business Days after the Blackout Period is lifted by the Company.

Dividend Equivalents

Unless otherwise determined by the Committee and set forth in the particular Award Agreement, Restricted Share Units, Performance Share Units and Deferred Share Units shall be credited with dividend equivalents (“Dividend Equivalents”) in the form of additional Restricted Share Units, Performance Share Units and Deferred

Share Units, respectively, as of each dividend payment date in respect of which normal cash dividends are paid on Shares. Such Dividend Equivalents shall be computed by dividing: (a) the amount obtained by multiplying the amount of the dividend declared and paid per Share by the number of Restricted Share Units, Performance Share Units and Deferred Share Units (in each case, vested and unvested), as applicable, held by the Participant on the record date for the payment of such dividend, by (b) the Fair Market Value of a Share as at the dividend payment date, with fractions computed to three decimal places. Dividend Equivalents credited to a Participant’s accounts shall vest on the same schedule as the Restricted Share Units, Deferred Share Units and Performance Share Units to which they relate, and shall be settled in accordance with Sections Section 6(b)(ii), Section 6(c)(iii) and Section 6(d)(iii), respectively.

The foregoing does not obligate the Company to declare or pay dividends on Shares and nothing in this Plan shall be interpreted as creating such an obligation.

Clawback or Recoupment

Notwithstanding any other terms of this Plan, Awards may be subject to potential cancellation, recoupment, rescission, payback or other action in accordance with the terms of any clawback, recoupment or similar policy adopted by the Company and in effect from time to time, or as set out in the Participant’s employment or service agreement (or similar agreement), Award Agreement or other written agreement, or as otherwise required by law or the rules of the TSX. The Committee may at any time waive the application of this Section 12 to any Participant or category of Participants, to the extent such waiver is permitted under applicable law or the rules of the TSX.

General Provisions

No Rights to Awards. No Eligible Person, Participant or other Person shall have any claim to be granted any Award under this Plan, and there is no obligation for uniformity of treatment of Eligible Persons, Participants or holders or beneficiaries of Awards under this Plan. The terms and conditions of Awards need not be the same with respect to any Participant or with respect to different Participants.

Award Agreements. No Participant shall have rights under an Award granted to such Participant unless and until an Award Agreement shall have been signed by the Participant (if requested by the Company), or until such Award Agreement is delivered and accepted through an electronic medium in accordance with procedures established by the Company. An Award Agreement need not be signed by a representative of the Company unless required by the Committee. Each Award Agreement shall be subject to the applicable terms and conditions of this Plan and any other terms and conditions (not inconsistent with this Plan) determined by the Committee.

Plan Provisions Control. In the event that any provision of an Award Agreement conflicts with or is inconsistent in any respect with the terms of this Plan as set forth herein or subsequently amended, the terms of this Plan shall control.

No Rights of Shareholders. Neither a Participant nor the Participant’s legal representative shall be, or have any of the rights and privileges of, a shareholder of the Company with respect to any Shares issuable upon the exercise or payment of any Award, in whole or in part, unless and until such Shares have been issued.

No Limit on Other Compensation Arrangements. Nothing contained in this Plan shall prevent the Company or any Affiliate from adopting or continuing in effect other or additional compensation plans or arrangements, and such plans or arrangements may be either generally applicable or applicable only in specific cases, provided such additional compensation plan or arrangement complies with the Exchange Manual.

No Right to Employment. The grant of an Award shall not be construed as giving a Participant the right to be retained as an employee of the Company or any Affiliate, nor will it affect in any way the right of the Company or an Affiliate to terminate a Participant’s employment at any time, with or without cause, in accordance with applicable law. In addition, the Company or an Affiliate may at any time dismiss a Participant from employment free from any liability or any claim under this Plan or any Award, unless otherwise expressly provided in this Plan or in any Award Agreement. Nothing in this Plan shall confer on any person any legal or equitable right against the Company or any Affiliate, directly or indirectly, or give rise to any cause of action at law or in equity against the Company or an Affiliate. Under no circumstances shall any person ceasing to be an employee of the Company or any Affiliate be entitled to any compensation for any loss of any right or benefit under this Plan which such employee might otherwise have enjoyed but for termination of employment, whether such compensation is claimed by way of damages for wrongful or unfair dismissal, breach of contract or otherwise. By participating in this Plan, each Participant shall be deemed to have accepted all the conditions of this Plan and the terms and conditions of any rules and regulations adopted by the Committee and shall be fully bound thereby.

International Participants: With respect to Participants who reside or work outside Canada and the United States, the Committee may, in its discretion, and subject to any rules of the TSX, amend, or otherwise modify, without shareholder approval, the terms of the Plan, any Award Agreement, or Awards with respect to such Participants in order to conform such terms with the provisions of local law, and the Committee may, where appropriate, establish one or more sub-plans to reflect such amended or otherwise modified provisions.

Governing Law. The internal law, and not the law of conflicts, of the Province of Ontario shall govern all questions concerning the validity, construction and effect of this Plan or any Award, and any rules and regulations relating to this Plan or any Award.

Severability. If any provision of this Plan or any Award is or becomes or is deemed to be invalid, illegal or unenforceable in any jurisdiction or would disqualify this Plan or any Award under any law deemed applicable by the Committee, such provision shall be construed or deemed amended to conform to applicable laws, or if it cannot be so construed or deemed amended without, in the determination of the Committee, materially altering the purpose or intent of this Plan or the Award, such provision shall be stricken as to such jurisdiction or Award, and the remainder of this Plan or any such Award shall remain in full force and effect.

No Trust or Fund Created. Neither this Plan nor any Award shall create or be construed to create a trust or separate fund of any kind or a fiduciary relationship between the Company or any Affiliate and a Participant or any other Person. To the extent that any Person acquires a right to receive payments from the Company or any Affiliate pursuant to an Award, such right shall be no greater than the right of any unsecured general creditor of the Company or any Affiliate.

Other Benefits. No compensation or benefit awarded to or realized by any Participant under this Plan shall be included for the purpose of computing such Participant’s compensation or benefits under any pension, retirement, savings, profit sharing, group insurance, disability, severance, termination pay, welfare or other benefit plan of the Company, unless required by law or otherwise provided by such other plan.

No Fractional Shares. No fractional Shares shall be issued or delivered pursuant to this Plan or any Award, and the Committee shall determine whether cash shall be paid in lieu of any fractional Share or whether such fractional Share or any rights thereto shall be canceled, terminated or otherwise eliminated.

Headings. Headings are given to the sections and subsections of this Plan solely as a convenience to facilitate reference. Such headings shall not be deemed in any way material or relevant to the construction or interpretation of this Plan or any provision thereof.

U.S. Award Holders

Provisions for U.S. Award Holders. Options granted under this Plan to U.S. Award Holders may be Non-Qualified Stock Options or Incentive Stock Options qualifying under Section 422 of the Code. Each Option shall be designated in the Award Agreement as either a Non-Qualified Stock Option or Incentive Stock Option. The Company shall not be liable to any Participant or to any other Person if it is determined that an Option intended to be an Incentive Stock Option does not qualify as an Incentive Stock Option at any time or if an Option is determined to constitute “nonqualified deferred compensation” within the meaning of Section 409A of the Code.

Incentive Stock Options. Subject to any limitations in Section 4(a), the terms and conditions of any Incentive Stock Options granted to a U.S. Award Holder on the Date of Grant, including the eligible recipients of Incentive Stock Options, shall be subject to the provisions of Section 422 of the Code, and the terms, conditions, limitations and administrative procedures established by the Committee from time to time in accordance with this Plan. At the discretion of the Committee, Incentive Stock Options may be granted to any employee of the Company, or of a “parent corporation” or “subsidiary corporation”, as such terms are defined in Sections 424(e) and (f) of the Code, respectively, with respect to the Company.

Incentive Stock Option Grants to 10% Shareholders. Notwithstanding anything to the contrary in this Plan, if an Incentive Stock Option is granted to a Person who owns (or is deemed to own pursuant to Section 424(d) of the Code) equity interests representing more than ten percent (10%) of the voting power of all classes of equity interests of the

Company or of a “parent corporation” or “subsidiary corporation”, as such terms are defined in Section 424(e) and (f) of the Code, respectively, with respect to the Company, on the Date of Grant, the term of the Option shall not exceed five (5) years from the date of grant of such Option and the Exercise Price shall be at least one hundred and ten percent (110%) of the Fair Market Value of the Shares subject to the Option.

$100,000 Per Year Limitation for Incentive Stock Options. To the extent the aggregate Fair Market Value as at the Date of Grant of the Shares for which Incentive Stock Options are exercisable for the first time by any Person during any calendar year (under all plans of the Company and each “parent corporation” and “subsidiary corporation”, as such terms are defined in Section 424(e) and (f) of the Code, respectively, with respect to the Company) exceeds $100,000, such excess Incentive Stock Options shall be treated as Non-Qualified Stock Options.

Disqualifying Dispositions. Each Person awarded an Incentive Stock Option under this Plan shall notify the Company in writing immediately after the date he or she makes a “disposition” (as such term is defined in Section 424 of the Code) or transfer of any Shares acquired pursuant to the exercise of such Incentive Stock Option if such disposition or transfer is made (a) within two (2) years from the Date of Grant of such Incentive Stock Option or (b) within one (1) year after the date such Person acquired the Shares. Such notice shall specify the date of such disposition or other transfer and the amount realized, in cash, other property, assumption of indebtedness or other consideration, by the Person in such disposition or other transfer. The Company may, if determined by the Committee and in accordance with procedures established by it, retain possession of any Shares acquired pursuant to the exercise of an Incentive Stock Option as agent for the applicable Person until the end of the later of the periods described in (a) or (b) above, subject to complying with any instructions from such Person as to the sale of such Shares.

Additional Incentive Stock Option Requirements.

The following shall be prohibited absent consideration and disclosure of the likely United States federal income tax consequences to the U.S. Taxpayer affected thereby: (A) the exercise of an Incentive Stock Option on a cashless basis (i.e., net exercise); (B) the exercise of an unvested Incentive Stock Option; and (C) the modification of an outstanding Option in such a manner as would provide an additional benefit to the U.S. Award Holder, including a reduction of the Exercise Price or extension of the exercise period.

Notwithstanding that this Plan shall be effective when adopted by the Board, no Incentive Stock Option granted under this Plan may be exercised until this Plan is approved by the Company’s shareholders, and if such approval is not obtained within 12 months after the date of the Board’s adoption of this Plan, then any and all Incentive Stock Options previously granted shall terminate for no consideration and shall cease to be outstanding; furthermore, the Board shall obtain shareholder approval within 12 months before or after any material amendment to this Plan (including any increase in the total number of Shares that may be issued under this Plan or any change in the class of employees eligible to receive Incentive Stock Options under this Plan).

Section 409A of the Code.

This Plan will be construed and interpreted to be exempt from, or where not so exempt, to comply with Section 409A of the Code to the extent required to preserve the intended tax consequences of this Plan. Any payments described in the Plan that are due within the “short-term deferral period” as defined in Section 409A of the Code shall not be treated as deferred compensation unless United States federal law requires otherwise. To the extent that an Award, or payment, exercise, settlement or deferral thereof, is subject to Section 409A of the Code, the Award will be granted, paid, exercised, settled or deferred in a manner intended to avoid the imposition of an additional tax, interest or penalty or the acceleration of income under Section 409A of the Code. The Company reserves the right to amend this Plan, any Award Agreement, or any Award to the extent it reasonably determines is necessary in order to preserve the intended tax consequences of this Plan in light of Section 409A of the Code. Notwithstanding the foregoing, (i) neither the Company nor the Board shall have any obligation to take any action to prevent the assessment of any additional tax, interest or penalty on any Participant under Section 409A of the Code or to prevent the acceleration of income under Section 409A of the Code, and (ii) neither the Company nor any of its subsidiaries or Affiliates will be liable for any tax, interest or penalties that may be imposed on a Participant under Section 409A of the Code or any other tax or economic consequences that result to a Participant under or in connection with Section 409A of the Code.

All terms of this Plan that are undefined or ambiguous shall be interpreted and applied in a manner that, to the extent possible, avoids the imposition of tax, interest or penalties or the acceleration of income under Section 409A of the Code.

The Committee, in its discretion, may permit the acceleration of the time or schedule of payment of a U.S. Award Holder’s vested Awards in this Plan solely under circumstances that constitute permissible acceleration events under Section 409A of the Code.

Notwithstanding any provisions of this Plan or the applicable Award Agreement to the contrary, in the case of any “specified employee” within the meaning of Section 409A of the Code who is a U.S. Award Holder, disbursements or payments of non-qualified deferred compensation under Section 409A of the Code made under this Plan in connection with a Separation from Service may not be made prior to the date which is six (6) months after the Separation Date (or, if earlier, the date of death of the U.S. Award Holder). Any amounts subject to a delay in payment or disbursement pursuant to the preceding sentence shall be paid without interest on the first payroll date following such six (6)-month anniversary of such Separation Date (or, if earlier, within 30 days after the date of death of the U.S. Award Holder).

Change of Control. Notwithstanding the definition of “Change of Control” in Section 2(j) of this Plan, for U.S. Award Holders, “Change of Control” shall mean: (i) one Person (or more than one Person acting as a group) acquires ownership of stock of the Company that, together with the stock held by such person or group, constitutes more than 50% of the total fair market value or total voting power of the stock of the Company; provided, that, a Change in Control shall not occur if any Person (or more than one Person acting as a group) owns more than 50% of the total fair market value or total voting power of the Company’s stock and acquires additional stock; (ii) one Person (or more than one Person acting as a group) acquires (or has acquired during the twelve-month period ending on the date of the most recent acquisition) ownership of the Company’s stock possessing 30% or more of the total voting power of the stock of such corporation; (iii) a majority of the members of the Board are replaced during any twelve-month period by directors whose appointment or election is not endorsed by a majority of the Board before the date of appointment or election; or (iv) one Person (or more than one Person acting as a group), acquires (or has acquired during the twelve-month period ending on the date of the most recent acquisition) assets from the Company that have a total gross fair market value equal to or more than 40% of the total gross fair market value of all of the assets of the Company immediately before such acquisition(s).

Section 83(b) Election. If a Participant makes an election pursuant to Section 83(b) of the Code with respect to an Award of Shares subject to vesting or other forfeiture conditions, the Participant shall be required to promptly provide a copy of such election to the Company.

Application of Section 14 to U.S. Award Holders. For greater certainty, the provisions of this Section 14shall only apply to U.S. Award Holders.

Effective Date of this Plan

This Plan was adopted by the Board on May 8, 2026. This Plan shall be effective upon the approval of this Plan by: (i) the TSX or any other exchange upon which the Shares may be posted or listed for trading, and shall comply with the requirements from time to time of the TSX or such other exchange upon which the Shares may be posted or listed for trading; and (ii) and (ii) the shareholders of the Company, by written resolution signed by all shareholders or given by the affirmative vote of a majority of the votes attached to the Shares entitled to vote and be represented and voted at an annual or special meeting of shareholders of the Company held, among other things, to consider and approve this Plan.

Term of this Plan

No Award shall be granted under this Plan, and this Plan shall terminate, on the earlier of (i) May 8, 2036, (ii) the tenth anniversary of the date this Plan is approved by the shareholders of the Company, or (iii) any earlier date of discontinuation or termination established pursuant to Section 7(a) of this Plan. Unless otherwise expressly provided in this Plan or in an applicable Award Agreement, any Award theretofore granted may extend beyond such dates, and the authority of the Committee provided for hereunder with respect to this Plan and any Awards, and the authority of the Board to amend this Plan, shall extend beyond the termination of this Plan.

SCHEDULE “B”
BOARD MANDATE

The Board of Directors (the “Board”) assumes responsibility for the stewardship of Collective Mining Ltd. (the “Company”) and for the supervision of the management of the business and affairs of the Company. The Board will conduct the procedures, and manages the responsibilities and obligations set out below, either directly or through committees of the Board, presently consisting of the Audit Committee and the Compensation, Nominating and Corporate Governance Committee. The Board will, however, retain its oversight function and ultimate responsibility for these matters and all other delegated responsibilities.

1.0    COMPOSITION

(a)     A majority of the directors shall be “independent” directors within the meaning of applicable securities laws, instruments, rules and policies, stock exchange and regulatory requirements (collectively “applicable law”).

(b)    The directors of the Company will be elected at the annual general meeting of the shareholders of the Company and shall serve no longer than the close of the next annual general meeting of shareholders, subject to re-election at that meeting.

(c)     Nominees for membership on the Board will be recommended to the Board by the Corporate Governance, Nominating and Compensation Committee. The Board will then recommend the nominees to the shareholders for election at the annual general meeting. In selecting nominees as new directors, the Corporate Governance, Nominating and Compensation Committee will assess the ability to contribute to the effective oversight of management of the Company, taking into account the needs of the Company and the individual’s background, experience, perspective, skills and knowledge that is appropriate and beneficial to the Company.

(d)    A quorum of directors may fill vacancies in existing or new director positions to the extent permitted by applicable law and the by-laws of the Company. Directors so appointed by the Board will serve only until the next annual general meeting unless re-elected by the shareholders at that time.

2.0    MEETINGS

(a)     The Board will have at least four regularly scheduled meetings in each financial year of the Company. Prior to the end of each year, the Secretary will propose a schedule of Board meetings for the following calendar year for consideration by the Board. Additional meetings may be held from time to time as necessary or appropriate.

(b)    Each of the Chairman and the Chief Executive Officer (the “CEO”) are responsible for establishing the agenda for each meeting of the Board. Prior to each Board meeting, the Chairman and the CEO will discuss agenda items for the meeting. Materials for each meeting should be distributed to the Board in advance of the meeting.

(c)     The independent directors (in this context meaning directors who are not also senior officers and, if non-independent within the meaning of applicable laws, the Chairman) will hold an in-camera session without the non-independent directors or management present at each meeting of the Board unless such a session is considered not necessary by the independent directors present. The Chairman, if independent (and if not independent, the Lead Director, if any), will chair the in-camera sessions. If the Chairman is not independent and a Lead Director has not been appointed, the independent directors shall appoint a chairman to chair the in-camera sessions.

3.0    CHAIRMAN

(a)     The Chairman’s primary role is to take overall responsibility for the effective functioning of the Board, acting as a liaison between management and the Board, and attending to or assisting with all such matters that may be reasonably requested by the Board or management of the Company.

(b)    Without limiting the foregoing, and in addition to the Chairman’s responsibilities as a director of the Company, the Chairman is responsible for the following:

i.       lead, manage and organize the Board, consistent with the approach to corporate governance adopted by the Board from time to time;

ii.      preside as chair at all meetings of the Board and shareholders;

iii.     set the agenda of the Board and shareholders’ meetings;

iv.      confirm that appropriate procedures are in place to allow the Board to work effectively and efficiently and to function independently from management;

v.       chair Board meetings, including requiring appropriate briefing materials to be delivered in a timely fashion, stimulating debate, providing adequate time for discussion of issues, facilitating consensus, encouraging full participation and discussion by individual directors and confirming that clarity regarding decisions is reached and accurately recorded;

vi.     if independent, chair in camera sessions at the end of Board meetings;

vii.    confirm that Board functions are delegated to appropriate committees and that the functions are carried out and the results reported to the Board;

viii.   together with the Chief Executive Officer, approach potential candidates for Board membership, once candidates have been identified and selected by the Corporate Governance, Nominating and Compensation Committee, to explore their interest in joining the Board;

ix.     act as a liaison between the Board and senior management, encouraging effective communication between the Board and the Chief Executive Officer;

x.      consistently encourage effective communication between the Board and the Chief Executive Officer, and confirm that the Board and senior management understand their respective responsibilities and respect the boundary between them;

xi.     confirm proper and timely document filings and fulfillment of disclosure requirements under applicable legislation, including working with the Company’s external counsel and other outside advisors when necessary;

xii.    confirm that the Board and its committees have the necessary resources to carry out their responsibilities, in particular, timely and relevant information;

xiii.   work with the Chief Executive Officer, the Chair of the Corporate Governance, Nominating and Compensation Committee and the Corporate Secretary to further the creation of a healthy governance culture within the Company;

xiv.    together with the Corporate Governance, Nominating and Compensation Committee, ensuring that a process is in place by which the effectiveness of the Board and its committees (including size and composition) and the contribution of individual directors to the effectiveness of the Board is assessed at least annually;

xv.     at the request of the CEO, represent the Company to shareholders and external stakeholders, including local community groups, government, and non-governmental organizations; and

xvi.   perform any such other duties as the Board may delegate from time to time.

4.0    LEAD DIRECTOR

(a)     The Board may appoint a Lead Director in circumstances in which the Chairman of the Board is not considered independent under applicable laws, in order to provide independent leadership to the Board and for the other purposes set forth below.

(b)    The Corporate Governance, Nominating and Compensation Committee may recommend a candidate for the position of Lead Director from among the independent members of the Board. The Board will be responsible for approving and appointing the Lead Director if and when appropriate.

(c)     The Lead Director will, if appointed, hold office at the pleasure of the Board, until a successor has been duly elected or appointed or until the Lead Director resigns or is otherwise removed from the office by the Board.

(d)    The Lead Director will, if appointed, provide independent leadership to the Board and will facilitate the functioning of the Board independently of the Company’s management. Together with the Chair of the Corporate Governance, Nominating and Compensation Committee, the Lead Director will be responsible for overseeing the corporate governance practices of the Company.

(e)     If appointed, the Lead Director will:

i.       coordinate the activities of the independent directors;

ii.      preside at all meetings and in camera sessions of independent directors, and communicate the results of such meetings to the Chairman and CEO, as appropriate;

iii.     call meetings of the independent directors, as appropriate;

iv.      ensure that the Board works as a cohesive team with open communication and that Board meetings are conducted in a manner that promotes meaningful discussion;

v.       serve as liaison between the Chairman, CEO and the independent directors;

vi.     review the agenda for Board meetings to ensure that the agenda enables the Board to successfully carry out its duties and that the Board has sufficient time for discussion of all agenda matters;

vii.    serve as an independent leadership contact for all independent directors consistent with the approach to corporate governance adopted by the Board from time to time;

viii.   correspond or meet, if needed, with shareholders or other stakeholders regarding communications directed to the independent directors of the Board and coordinate with others as appropriate with respect to independent directors matters;

ix.     provide support to the Chairman, CEO, the Chair of the Corporate Governance, Nominating and Compensation Committee and the Corporate Secretary, as needed, to further the creation of a healthy governance culture within the Company;

x.      promote best practices and high standards of corporate governance; and

xi.     perform any such other duties and responsibilities as the Board may delegate from time to time.

5.0    BOARD COMMITTEES

(a)     The Board may establish such committees as it deems appropriate and delegate to them such authority permitted by applicable law and the Company’s by-laws as the Board sees fit.

(b)    The committees will operate in accordance with applicable law, their respective mandates as adopted and amended from time to time by the Board, and the applicable rules of securities regulatory authorities and stock exchanges.

(c)     The Board has established the following standing committees to assist the Board in discharging its responsibilities: the Audit Committee, and the Corporate Governance, Nominating and Compensation Committee. Special committees will be established from time to time to assist the Board in connection with specific matters. The chair of each committee will report to the Board following meetings of the particular committee. The mandates and terms of reference of each standing committee will be reviewed annually by the Board.

(d)    The majority of the members of the Audit Committee and the Corporate Governance, Nominating and Compensation Committee shall be directors whom the Board has determined are “independent”, taking into account applicable rules and regulations of securities regulatory authorities and stock exchanges.

6.0    RESPONSIBILITIES

(a)     The Board discharges its responsibility for supervising the management of the business and affairs of the Company by delegating the day-to-day management of the Company to senior officers. The Board relies on senior officers to keep it apprised of all significant developments affecting the Company and its operations.

(b)    The Board will conduct the procedures and manage the following responsibilities and obligations either directly or through committees of the Board.

OVERSIGHT OF MANAGEMENT AND THE BOARD

(c)     The Board is responsible for the appointment and replacement, of senior officers of the Company. The Board will ensure that appropriate succession planning, including the appointment, training and monitoring of the senior officers of the Company and members of the Board, is in place.

(d)    The Board is responsible for satisfying itself as to the integrity of the CEO and the other senior officers of the Company and that the CEO and the other senior officers create a culture of integrity throughout the Company. The Board is responsible for developing and approving goals and objectives which the CEO is responsible for meeting.

(e)     The Board will annually consider what additional background, experience, skills and competencies would be helpful to and ensure the diversity of the Board, with the Corporate Governance, Nominating and Compensation Committee (with the assistance of individual directors from time to time) being responsible for identifying specific candidates for consideration for appointment to the Board.

(f)     The Board will consider, from time to time, the appropriate size of the Board to facilitate effective decision-making. Any shareholder may propose a nominee for election to the Board either by means of a shareholder proposal upon compliance with the requirements of the Business Corporations Act (Ontario) (the “OBCA”), or such other statute applicable to the Company from time to time, and the Company’s by-laws or at the annual meeting in compliance with the requirements of the OBCA and the Company’s by-laws. The Board also recommends the number of directors on the Board to shareholders for approval, subject to compliance with the requirements of the OBCA and the Company’s by-laws. Between annual meetings, the Board may appoint directors to serve until the next annual meeting, subject to compliance with the requirements of the OBCA.

FINANCIAL MATTERS

(g)    The Board is responsible for monitoring the financial performance and other financial reporting matters. In particular, the Board shall approve the interim and audited consolidated financial statements and the notes thereto and the Company’s management discussion and analysis with respect to such financial statements. Such approval process shall include the following:

i.       overseeing, primarily through the Audit Committee, the accurate reporting of the financial performance of the Company to its shareholders on a timely and regular basis;

ii.      overseeing, primarily through the Audit Committee, that the financial results are reported fairly and in accordance with international financial reporting standards; and

iii.     ensuring, primarily through the Audit Committee, the integrity of the internal control and management information systems of the Company.

(h)    The review and approval of the interim consolidated financial statements and the notes thereto and the Company’s management discussion and analysis with respect to such financial statements may be conducted by the Audit Committee.

(i)     The Board will review the annual information form, management information circular and annual report of the Company.

(j)     The Board, primarily through the Audit Committee, monitors and ensures the integrity of the internal controls and procedures (including adequate management information systems) within the Company and its financial reporting procedures.

BUSINESS STRATEGY

(k)    The Board has primary responsibility for the development and adoption of the strategic direction of the Company. The Board reviews with management from time to time the financing environment (including, without limitation, previous metal prices, the relative demand for the Company’s shares, and the Company’s needs for and opportunities to raise capital), the emergence of new opportunities, trends and risks and the implications of these developments for the strategic direction of the Company. The Board reviews and approves the Company’s financial objectives, plans and actions, including significant capital allocations and expenditures.

(l)     The Board monitors corporate performance, including assessing operating results to evaluate whether the business is being properly managed. The Board is responsible for considering appropriate measures if the performance of the Company falls short of its goals or if other special circumstances warrant.

(m)   The Board has oversight responsibility for reviewing systems for managing the principal risks of the Company’s business and ensures that there are appropriate systems put in place to manage these risks, including insurance coverage, conduct of material litigation and the effectiveness of internal controls.

(n)    The Board reviews and approves the budget on an annual basis, including the spending limits and authorizations, as recommended by the Audit Committee, and reviews updates to the budget, including summaries of any variances from the budget on a quarterly basis.

(o)    The Board is responsible for establishing and reviewing from time to time a dividend policy for the Company.

(p)    The Board will monitor, primarily through the Health, Safety and Environment Committee, matters relating to health, safety and the environment and compliance with applicable law and regulations in such areas.

(q)    The Board reviews and approves material transactions not in the ordinary course of business.

COMMUNICATIONS AND REPORTING TO SHAREHOLDERS

(r)     The Board is responsible for overseeing the continuous disclosure program of the Company with a view to satisfying itself that procedures are in place to ensure that material information is disclosed accurately and in a timely fashion.

(s)     The Board approves a disclosure policy that includes a framework for compliance with continuous disclosure obligations and communications to the investing public and review such policy on an annual basis.

CORPORATE GOVERNANCE

(t)     The Board ensures that there is in place appropriate succession planning, including the appointment, training and monitoring of senior management and members of the Board.

(u)    The Board is responsible for reviewing the compensation of members of the Board to ensure that the compensation realistically reflects the responsibilities and risks involved in being an effective director and for reviewing the compensation of members of the senior management team to ensure that they are competitive within the industry and that the form of compensation aligns the interests of each such individual with those of the Company. Such review may be conducted by the Corporate Governance, Nominating and Compensation Committee.

(v)    The Board is responsible for assessing its own effectiveness in fulfilling its mandate and evaluating the relevant disclosed relationships of each independent director, as well as establishing an annual process whereby Board members are required to assess their own effectiveness as directors and the effectiveness of committees of the Board.

(w)    The Board is responsible for developing, primarily through the Corporate Governance, Nominating and Compensation Committee, the Company’s approach to corporate governance principles and guidelines that are specifically applicable to the Company.

(x)    The Board is responsible for ensuring appropriate standards of corporate conduct including, adopting a corporate code of ethics for all employees, senior management, officers and directors and, primarily through the Audit Committee, monitoring compliance with such code, if appropriate.

(y)    The Board, together with the Corporate Governance, Nominating and Compensation Committee, is responsible for providing an orientation and education program for new directors which deals with:

i.       the role of the Board and its committees;

ii.      the nature and operation of the business of the Company; and

iii.     the contribution which individual directors are expected to make to the Board in terms of both time and resource commitments. In addition, the Board, together with the Corporate Governance, Nominating and Compensation Committee, is also responsible for providing continuing education opportunities to existing directors so that individual directors can maintain and enhance their skills and competencies and ensure that their knowledge of the business of the Company remains current, at the request of any individual director.

GENERAL

(z)     The Board is responsible for:

i.       approving and monitoring compliance with all significant policies and procedures within which the Company operates;

ii.      approving policies and procedures designed to ensure that the Company operates at all times within applicable laws and regulations and to appropriate ethical and moral standards;

iii.     implementing the appropriate structures and procedures to ensure that the board functions independently of management;

iv.      enforcing obligations of the directors respecting confidential treatment of the Company’s proprietary information and Board deliberations;

v.       performing such other functions as prescribed by applicable law or assigned to the Board in the Company’s governing documents.

7.0    OUTSIDE ADVISORS

The Board may at any time retain outside financial, legal or other advisors at the expense of the Company. Any director may, subject to the approval of the Compensation, Nominating and Corporate Governance Committee, retain an outside financial, legal or other advisor at the expense of the Company.

8.0    FEEDBACK

The Board welcomes input and comments from shareholders of the Company relating to this mandate. Such input and comments may be sent to the Board at the address of the Company.

9.0    ACCOUNTABILITIES OF INDIVIDUAL DIRECTORS

The accountabilities set out below are meant to serve as a framework to guide individual directors in their participation on the Board, with a view to enabling the Board to meet its duties and responsibilities. Principal accountabilities include:

(a)     assuming a stewardship role, overseeing the management of the business and affairs of the Company;

(b)    maintaining a clear understanding of the Company, including its strategic and financial plans and objectives, emerging trends and issues, significant strategic initiatives and capital allocations and expenditures, risks and management of those risks, internal systems, processes and controls, compliance with applicable laws and regulations, governance, audit and accounting principles and practices;

(c)     absent a compelling reason, attending every meeting of the Board and of all Board committees on which they serve, and actively participating in deliberations and decisions. When attendance is not possible, a director should become familiar with the matters to be covered at the meeting. Although the Board recognizes that, on occasion, circumstances may prevent a director from attending meetings, directors are expected to ensure that other commitments do not materially interfere with the performance of their duties. Subject to extenuating circumstances (such as illness, for example), directors are expected to attend a minimum of 75% of regularly scheduled Board and committee meetings. Directors should also make reasonable efforts to attend the annual meeting of shareholders of the Company;

(d)    to prepare for meetings, reviewing the materials that are distributed in advance of those meetings, and requesting, where appropriate, information that will allow the director to properly participate in the Board’s deliberations, make informed business judgments, and exercise oversight;

(e)     preventing personal interests from conflicting with, or appearing to conflict with, the interests of the Company and disclosing details of such interests, should they arise; and

(f)     acting in an appropriate ethical manner and with integrity in all professional dealings.

10.0  MANDATE REVIEW

The Board will annually review and reassess the adequacy of this Mandate.

11.0  ADOPTION

This Mandate for the Board was adopted by the Board effective June, 2021.